UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

X   Form C: Offering Statement

☐   Form C-U: Progress Update: _____

☐   Form C/A: Amendment to Offering Statement: _____

      ☐   Check box if Amendment is material and investors must reconfirm within five business days.

☐   Form C-AR: Annual Report

☐   Form C-AR/A: Amendment to Annual Report

☐   Form C-TR: Termination of Reporting

Name of Issuer: Jebtal Imports LLC

Legal status of Issuer Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: Michigan

Date of organization: July 1, 2020

Physical address of Issuer: 755 W. Big Beaver Rd, ste. 2020 Troy, MI 48084

Website of Issuer: https://jebtal.com/

Is there a Co-Issuer? ___ yes _X__ no. If yes,

Name of Co-Issuer: N/A

Legal status of Co-Issuer Form: N/A

Jurisdiction of Incorporation/Organization: N/A

Date of organization: N/A

Physical address of Co-Issuer: N/A

Website of Co-Issuer: N/A

Name of the intermediary through which the offering will be conducted: SECURE LIVING, LLC

CIK number of intermediary: 0001879226

SEC file number of intermediary: 007-00324

CRD number, if applicable, of intermediary: 317308

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: 3% platform fee agreed between Issuer and Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: N/A

Name of qualified third party "Escrow Facilitator" which the Offering will utilize

North Capital Private Securities Corporation

Type of security offered: Convertible Note

Target number of securities to be offered: 124,000

Price: $1.00

Target offering amount: $124,000.00

Oversubscriptions accepted: _X__ yes ___ no

If yes, disclose how oversubscriptions will be allocated on a first-come, first-serve basis

Maximum offering amount (if different from target offering amount): $5,000,000.00

Deadline to reach the target offering amount: November 30, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Jebtal Imports LLC

DocuSigned by:

By James Buford

70A30C17C4A7434...

James Buford, President

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

(Sign) James Buford

70A30C17C4A7434...

James Buford, President

(Date) 7/12/2024

	Most recent fiscal year-end (2023)	Most recent fiscal year-end (2022)
Total Assets	$122,586.84	$106,031.04
Cash & Cash Equivalents	$58,298.11	$2,856.79
Accounts Receivable	$0	$0
Total Liabilities	$2,619.08	- $1,992.06
Revenues/Sales	$13,295.83	$14,785.89
Cost of Goods Sold	$145,506.10	$7,118.87
Taxes Paid	$0	$2,371.05
Net Income	-$224,158.25	-$84,970.61

Current number of employees

4

July 15, 2024
FORM C

Jebtal Imports LLC

(a Michigan limited liability company)

Up to $5,000,000.00

Convertible Note

Table of Contents

Purpose of This Form

      §227.201(a) – Basic Information About the Company

      §227.201(b) – Directors and Officers of the Company

      §227.201(c) – Each Person Who Owns 20% or More of the Voting Power

      §227.201(d) – The Company's Business and Business Plan

      §227.201(e) – Number of Employees

      §227.201(f) – Risks of Investing

      §227.201(g) – Target Offering Amount and Offering Deadline

      §227.201(h) – Commitments that Exceed the Target Offering Amount

      §227.201(i) – How the Company Intends to Use the Money Raised in the Offering

      §227.201(j) – The Investment Process

      §227.201(k) – Material Changes

      §227.201(l) – Price of the Securities

      §227.201(m) – Terms of the Securities

      §227.201(n) – The Funding Portal

      §227.201(o) – Compensation of the Funding Portal

      §227.201(p) – Indebtedness of the Company

      §227.201(q) – Other Offerings of Securities within the Last Three Years

      §227.201(r) – Transactions Between the Company and "Insiders"

      §227.201(s) – The Company's Financial Condition

      §227.201(t) – The Company's Financial Statements

      §227.201(u) – Disqualification Events

      §227.201(v) – Updates on the Progress of the Offering

      227.201(w) – Annual Reports for the Company

      §227.201(x) – Our Compliance with Reporting Obligations

      §227.201(y) – Other Important Information Prospective Investors Should Know About

      §227.201(z) – Testing the Waters Materials

Exhibit A   **Financial Statements**

Exhibit B   **Risks of Investing**

Exhibit C   **Operating Agreement**

Exhibit D   **Investor Agreement**

Exhibit E   **Convertible Note**

Exhibit F   **Pitch Deck**

Exhibit G   **Business Plan**

Exhibit H   **Bad Actor Checks**

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide for Regulation Crowdfunding. This form – Form C – is the form used to provide the information for both Offerings listed.

Each heading below corresponds to a section of the SEC's regulations for Reg CF. In some cases, we've provided instructions for the Company to complete this form.

§227.201(a) – Basic Information About the Company

Name of Company	Jebtal Imports LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Michigan
Date Company Was Formed (from the Company's Certificate of Organization)	July 1, 2020
Kind of Entity (Check One)	Limited Liability Company
Street Address	755 W. Big Beaver Rd, ste. 2020 Troy, MI 48084
Website Address	https://jebtal.com/

See further details about our Company in **Exhibit C: Operating Agreement**.

§227.201(b) – Directors and Officers of the Company

Name	James Buford
All positions with the Company and How Long for Each Position	President How Long: Since Inception
Business Experience During Last Three Years (Brief Description)	Business Development, Management, and Fundraising
Principal Occupation During Last Three Years	Entrepreneur
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Delta Airlines (Seasonal Worker)

Name	Rochelle Buford
All positions with the Company and How Long for Each Position	Accounting Officer How Long: Since Inception
Business Experience During Last Three Years (Brief Description)	Accounting Educational Institution Finance
Principal Occupation During Last Three Years	Accountant
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Robert Half

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Name
James Buford

§227.201(d) – The Company's Business and Business Plan

About the Company and Project

JEBTAL is a prominent domestic and international import and export distribution company with a subsidiary located in Pune, India. As part of an extensive supply chain network across eastern countries such as India, Thailand, and Canada, we collaborate with manufacturers to supply medical supplies, biodegradable products, raw human hair, electronics, garments, and furniture. Additionally, JEBTAL is a major shareholder and master distributor for JEBTAL Manufacturing, which is currently in the process of establishing a Nitrile Glove manufacturing plant in the United States. JEBTAL Manufacturing plans to expand its domestic production capabilities in the future, while JEBTAL Imports, LLC oversees distribution operations.

JEBTAL Imports, LLC is set to invest in land acquisition for a state-of-the-art manufacturing facility in Ohio, specifically targeting the Cleveland, Ohio area. Construction is slated to begin in the spring of 2025. This facility will initially house three production lines dedicated to glove manufacturing to meet the increasing demand in the disposable glove market.

During the construction of the prefabricated infrastructure, JMC will begin installing production lines. Equipment orders will be placed from the first month after securing project financing, with an expected delivery time of five months from an equipment supplier in Asia. We aim to have three production lines operational by the end of 2025. Following the stabilization of these initial lines, we plan to add three new lines each year.

About the Company Strategy

Our strategy as a certified minority supplier is to secure production contracts from large organizations, corporations, and government agencies through minority-owned business programs. The government has committed to allocating 25% of its business to minority-owned companies, while General Motors has allocated close to 17%.

Our primary focus will be on targeting medical organizations, leveraging multiple programs for minority suppliers to market our key branded products nationwide. We will invest significantly in online marketing campaigns, utilizing social media and commercials to promote the resurgence of domestic manufacturing.

Financially, we anticipate robust cash flow based on our performance, even with capturing less than 1% of the industry's market share. Our top branded private-label products will be a primary focus for the healthcare sector. To secure contracts, we will collaborate closely with procurement officers in hospitals. We will also create and distribute content to market our business model across various platforms.

In addition to our online presence, we will utilize e-commerce platforms like SAM.gov and the Defense Logistics Agency to target government agencies. As registered vendors for multiple states and counties, we actively participate in bid opportunities. Furthermore, we are in discussions with food and grocery retail distribution corporations to establish relationships and promote our product range.

See further details about our Company in **Exhibit C: Operating Agreement**.

About the President

James Buford, President and Systems Engineer, graduated from DeVry University and has over a decade of experience in software and business development. Renowned for his entrepreneurial acumen, Mr. Buford has played a pivotal role in the growth of several start-up companies, both in the United States and internationally. He has collaborated with prominent domestic companies such as Target Corporation, Jeep, Kelly Services, Radio One, and the United States Manufacturing Corp.

Mr. Buford's expertise spans a wide range of business development activities, including fundraising, team development, and sales. Additionally, he excels in business planning, budgeting, and execution processes. His international business relationships extend to countries like India, Malaysia, and Australia, where he has successfully established and managed teams.

With a focus on leveraging his software development and manufacturing background, Mr. Buford aims to create advanced technologies for improved processing and logistics. In his new role, he will join the board and continue learning from seasoned experts in plant management. He is currently under the mentorship of Mr. Jauhri, who resides in India. Over the past three years, Mr. Jauhri has been training Mr. Buford in the intricacies of plant construction using Asian methodologies and integrating them with Western standards. Mr. Buford will remain in a learning capacity, prioritizing distribution, until he is prepared to assume a leadership role in plant management.

About the Offering

The Company is engaged in an offering under Regulation CF (where anyone can invest), which we refer to as the "Reg CF Offering". The maximum amount we wish to raise in this Reg CF Offering is $5,000,000.00.

We will not complete the Reg CF Offering unless we have raised a total of at least $124,000 (minimum goal) by November 30, 2024. If we haven't, both offerings and all investment commitments will be canceled, and all committed funds will be returned.

The minimum investment amount in the Reg CF Offering is $500. Investors can cancel their commitment up until 11:59 pm on November 28, 2024 (2 days before the target date). After that, any funds raised will be released to the Company and Investors will become members of the Company. The Company may decide to change the offering deadline but will provide at least five days' notice of such a change to all Investors. Investors will also be notified and asked to reconfirm their commitment if any other material changes are made to this offering.

Investments under Reg CF are offered by Secure Living LLC, a licensed funding portal.

Jebtal Imports has initiated negotiations with the city of Cleveland to secure land developed by the State of Ohio for industrial manufacturing, aiming to create local jobs. The company seeks 44 acres to construct a 160,000-square-foot facility dedicated to production and warehousing. Due to the specific requirements of glove manufacturing, which necessitate facilities at least 40 feet in height for line installation, new construction is essential.

Jebtal Imports is collaborating with the Cleveland Economic Development Corporation and Cuyahoga County officials to obtain land, expedite city permits, and secure approvals for sewage and electricity. The strategic goal is to position the facility within 20 miles of Interstate 75, and railroad lines. This proximity will facilitate the efficient transport of raw materials to the facility and the distribution of finished goods to customers both domestically and internationally.

About the Market

Industry description and outlook

The disposable glove market is scheduled to reach U.S. $11.8 billion by 2025, up from $7.7 billion in 2019, and $5.47 billion in 2018. The compound average growth rate (CAGR) from 2020-2025 is 7.7%. Major drivers of the escalating demand for powder-free nitrile gloves are rising concerns about latex allergies, and the resultant December 2016 U.S. Food and Drug Administration's (FDA) ban on powdered glove use in the healthcare industry. Similar bans have been enacted in other countries including Germany, Hong Kong, Saudi Arabia, Japan, and the Philippines.

Strict regulations regarding workers' safety, coupled with a high focus on hygiene across various end-use industries such as oil and gas, chemical, and food processing are further boosting the demand for nitrile gloves, globally. Moreover, nitrile gloves have higher chemical and puncture resistance than latex gloves, which is also positively impacting their demand in different industries.

By type, the global nitrile glove market is segmented by powdered and powder-free. The powder-free nitrile gloves market will grow at a higher CAGR than the powdered, during the projected period, because of growing health concerns regarding the use of powdered gloves. The recent Food and Drug Administration (FDA) ban on the use of powdered gloves in healthcare facilities further reduces the demand for powdered nitrile gloves, thereby positively impacting the growth of the powder-free nitrile gloves market.

By end-use industry, the global nitrile glove market is segmented by healthcare, automotive, oil and gas, food processing, construction, chemical, and others. Healthcare accounted for a large share of the global nitrile glove market in 2018 and is projected to continue dominating the market until the end of the forecast period.

Geographically, the global nitrile glove market is segmented by North America, South America, Europe, Middle East and Africa, and Asia-Pacific. Advanced economies such as the EU, the U.S., and Japan collectively account for about 68% of global glove consumption.

North America dominated the global Disposable Gloves market with a market revenue share of 28% in 2019, rising to 36% in 2020, but their market share is dependent primarily on imported products.

Currently, Asia Pacific is expected to experience the highest CAGR during the forecast period largely due to demand and their dominance in disposable glove manufacturing facilities.

Jebtal's ability to produce nitrile gloves, made in Michigan, has the potential to facilitate more efficient delivery systems and costs while enhancing the U.S. economy by providing local jobs.

Market Segmentation

By Application - Segment Analysis

Based on the application, the Nitrile Medical Gloves Market is segmented into examination gloves, surgical gloves, chemotherapy gloves, and others. The surgical gloves segment is forecast to be the Page 12 fastest-growing segment and is projected to grow at a CAGR of 5.8% during the forecast period 2020-2025. This is primarily due to its features such as high tensile strength, sensitivity, tactility, and accuracy that are driving its demand. Also, its resistance to needlestick injury and abrasions protects from contamination and prevents bacteria and other pathogens from entering the sterile surgical area.

By Use - Segment Analysis

Based on use, the nitrile medical gloves market is segmented into disposable and reusable. In 2019, disposable held the largest share of the nitrile medical gloves market. This is due to the growing demand for disposable gloves in pharmaceuticals, the biotechnology industry, healthcare, and medical facilities among others and helps to protect germs and infections from spreading to other persons. Moreover, rising awareness about health safety and the growing number of surgeries across the globe are contributing to the dynamic growth of this segment.

Geography - Segment Analysis

In 2019, North America dominated the nitrile medical gloves market share, accounting for 33% of the market. This is mainly because of increasing concern related to disease, and rising demand for disposable gloves. The FDA approves gloves that are used for medical purposes while the Office of Food Additive Safety, Division of Food Contact Notification is responsible for reviewing gloves submitted for food-contact use in the food industry. Nitrile gloves have been certified by both the U.S. and Canadian Food Inspection Agency (CFIA) for food handling and food preparation in North America (IndustryARC, 2020).

However, the Asia-Pacific region is forecast to be the fastest-growing during the forecast period 2020-2025. This is because of growth in the healthcare sector, especially in China, India, and South Korea. Also, growth, safety, and hygiene awareness amongst healthcare providers and patients are contributing to the dynamic growth in the nitrile medical gloves market.

Target market

Jebtal's current target market strategy is to supply current stock and "reserves" for the following industries: Government, Healthcare, and Automotive.

The healthcare industry, alone, is slated to drive the demand of nitrile disposable gloves to a CGAR of More Than 12.5 %. The COVID-19 pandemic has expanded and escalated the need for PPE reserves at both the Healthcare and Government levels. A local production facility could focus on supplying reserve stock in quick response to escalating needs. For medical and health care facility settings, powder-free disposable gloves are advised to reduce the risk of blood and other bodily fluids contamination. This is also used to avoid pathogens from healthcare workers transmitted to patients and vice versa.

Increasing global health awareness and healthcare reforms will enable enormous growth potential in emerging markets. If the current pandemic endures, some analysts have even projected growth to reach more than USD 20 billion by the end of 2025.

Thick puncture-resistant nitrile gloves are used in the automotive industry to protect engine lubricants and oil. High resistance of nitrile rubber to oils, acids, and chemicals as compared to other types of rubbers is anticipated to augment its demand in several other industries including construction, chemical and petrochemical, and oil and gas. JMC's initial target will be the automotive industry, with plans to expand into the other mentioned industries as demand requires.

About the Finances

Jebtal Imports, LLC has created a subsidiary, Jebtal Manufacturing, LLC, to produce nitrile gloves. The company intends to seek funding from the Export-Import Bank of the United States (Exim Bank), a government agency that can cover up to 80% of the construction costs for the manufacturing facility. To qualify for this funding, Jebtal will secure the remaining necessary funds through private equity. The total amount to be raised for the project is 100 million dollars.

Investor Return

The Company will issue convertible promissory notes (**Exhibit E - Convertible Note**) for all investments made, promising to pay each investor their investment based on a 3-year amortization term.

Interest ("Regular Interest") shall accrue on the outstanding principal of each Note at the rate of eighteen percent (18%) per year. Principal payments will be calculated over a 3-year amortization period. Interest will accrue the first year and be added to the principal balance owed, until principal and interest payments ("Payments") begin on October 31, 2025.

Caution: All investments carry the risk of loss and there is no assurance that an investment will provide a positive return. Numerous potential challenges may arise during Reg. CF offerings, including those outlined in the Risk Factors section.

§227.201(e) – Number of Employees

The Company currently has 4 employees.

§227.201(f) – Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not issued a statement on the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

There are numerous risks to consider when investing such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance.

Review **Exhibit B: Risk of Investing** for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive any interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Target Offering Amount $124,000

Offering Deadline   November 30, 2024

If the sum of the investment commitments does not equal or exceed the Minimum Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	_____ X __Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$5,000,000.00
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a pro-rata basis so that every Investor who subscribes will be able to participate. ___ X ____ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

We are seeking to raise a minimum of $124,000 and a maximum of $5,000,000. The Company is Reasonably Sure it Will Use the Money as Follows:

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Business Development	20%	24,800	20%	1,000,000
Land / Permits	10%	12,400	40%	2,000,000

Architectural, Design, Materials and Equipment	20%	24,800	20%	1,000,000
Marketing	30%	37,200	10%	500,000
Legal	10%	12,400	5%	250,000
Accounting	10%	12,400	5%	250,000
Total	**100.00%**	**$124,000**	**100.00%**	**$5,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow-related fees, all of which were incurred in the preparation of the campaign and are typically due in advance of the closing of the campaign. The Company does have the discretion to alter the use of proceeds as set forth above.

The Company may alter the use of proceeds under the following circumstances: Costs change as a result of changing conditions in the construction of the Project.

§227.201(j) – The Investment Process

To Invest

- Review this Form C, disclosures, risk, and the business plan, exhibits to this Form C and the Offering Page;
- If you decide to invest, press the Invest Now button and follow the instructions to fill out the information required to finalize your investment.

To Cancel Your Investment

To initiate the cancellation process, please visit our contact page or send an email to info@securelivingrei.com and submit your cancellation request. Please include your full name and the name of the Campaign you would like your investment canceled. Failure to cancel within 48 hours before the deadline will result in the release of funds to the issuer in exchange for securities.

Note

(1) Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
(2) The intermediary will notify investors when the target offering amount has been met;
(3) If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and
(4) If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment

§227.201(k) – Material Changes

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of Convertible Notes, which we refer to as "Notes." The price of each Note is 100% of its face amount. Thus, if you want to buy 500 notes at $1 per note you will pay $500 (minimum investment amount).

We arrived at the price of Notes as follows:

- We estimated how much money we need to complete the project.
- We estimated how much free cash flow the project would generate to pay principal and interest on the Notes.
- Based on those estimates, we established the interest rate promised in the Notes.

§227.201(m) – Terms of the Securities

Overview

The company is providing investors with Notes priced at $1.00 per note. The intended quantity of securities available for the offering is 5,000,000. The Notes themselves are very short and simple. Most of the terms of the Notes, including the interest rate and repayment schedule, are outlined in a separate document called the Convertible Note Agreement. Copies of the form of Note the Company will be issued, as **Exhibit E: Convertible Note**

The Notes are being issued by the Company. By buying a Note, you are, in effect, lending money to the Company. As a creditor of the Company, you will have the right to be repaid even if the Company fails.

Caution: Your Note will not be secured by any assets of the Company, the way a home mortgage is secured by the home. That means that in a default you will not be able to foreclose on any property. Instead, you will be a general unsecured creditor of the Company.

Payments or Conversion

Conversion Upon Qualified Financing

In the event that the Company issues and sells shares of its equity securities ("**Equity Securities**") to investors (the "**Investors**") WHILE THIS Note remains outstanding in an equity financing with total proceeds to the Company of not less than $1,000,000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a "**Qualified Financing**"), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further actions by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of

I. the price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.7, and

II. the quotient resulting from dividing $5,000,000 by the number of shares outstanding shares of common stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company Issuable upon the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)). The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing. Notwithstanding this paragraph, if the conversion price of the Notes as determined pursuant to this paragraph (the "**Conversion Price**") is less than the price per share at which Equity Securities are issued in the Qualified Financing, the Company may solely at its option, elect to covert this Note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as Equity Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable):

   a. the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protections, which will equal the Conversion Price; and

   b. the per share dividend which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the Investors in the Qualified Financing relative to the purchase price by the Investors.

Conversion Upon a Change of Control

If the Company consummates a Change of Control (as defined in the Convertible Note) while this Note remains outstanding, the Company shall repay the Holder in cash in an amount equal to the outstanding principal amount of this Note plus any unpaid accrued interest on the original principal. For purposes of this Note, a "Change of Control" means:

I. A consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger, or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger, or reorganization.

II. Any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or

III. The sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is canceled or converted or a combination therefor. The Company shall give the Holder notice of a change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control shall be subject to any required tax withholdings, and may be made by the Company (or any party to such Change of Control or its agent) following the Change of Control in connection with payment procedures established in connection with such Change of Control.

Procedure for Conversion

In connection with any conversion of this Note into capital stock, the Holder shall surrender this Note to the Company and deliver to the Company any documentation reasonably required by the Company (including, in the case of a Qualified Financing, all financing documents executed by the investors in connection with such qualified financing) The Company shall not be required to issue or deliver the capital stock into which this Note may convert until the Holder has surrender this Note to the Company and delivered to the Company any such documentation. Upon the conversion of this Note into capital stock pursuant to the terms hereof, in lieu of any fractional shares to which the Holder would otherwise be entitled, the Company shall pay the holder cash equal to such fraction multiplied by the price at which this Note converts.

Interest Accrual.

If a change of Control or Qualified Financing is consummated, all interest on this Note shall be deemed to have stopped accruing as of a date selected by the Company that is up to 10 days before the signing of the definitive agreement for the Change of Control or Qualified Financing.

The rights of an unsecured creditor differ from those of secured creditors. Here's a general overview:

Security Interest:
- Secured Creditors: Have a security interest in specific assets of the debtor. This means that if the debtor defaults, the secured creditor has a claim on the specified assets to satisfy the debt.
- Unsecured Creditors: Lack a security interest in any specific assets. They do not have a direct claim on particular property in case of default.

Priority in Repayment:
- Secured Creditors: Generally have higher priority in repayment. They are entitled to be satisfied from the proceeds of the sale of the collateral before unsecured creditors receive anything.
- Unsecured Creditors: Are lower in priority. They are paid from the remaining assets after secured creditors have been satisfied. This often means unsecured creditors receive a lower percentage of their claims.

Risk and Interest Rates:
- Secured Creditors: Due to the security interest, they typically face lower risk, and interest rates may be comparatively lower.
- Unsecured Creditors: Face higher risk as they do not have specific collateral backing their claims. Consequently, interest rates for unsecured debt may be higher.

Bankruptcy Proceedings:
- Secured Creditors: Retain their security interest in bankruptcy proceedings and may seize the collateral unless the debtor pays the debt.
- Unsecured Creditors: Rely on the available assets in the bankruptcy estate. They are paid after secured creditors and administrative expenses.

Negotiating Power:
- Secured Creditors: Often have stronger negotiating power in restructuring or bankruptcy situations due to their secured position.

- Unsecured Creditors: Have limited leverage, and their recovery depends on the available assets after satisfying secured claims.

Obligation to Contribute Capital

Once you pay for your Convertible Notes, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances, you could be required by law to return some or all of a payment you receive from the Company.

No Voting Rights

You will not have the right to vote or otherwise participate in the management of the Company. Instead, the Sponsor will control all aspects of the Company's business.

No Right to Transfer

Investor shares will be illiquid (meaning you might not be able to sell them) for four reasons:

- The Operating Agreement prohibits the sale or other transfer of Convertible Notes without the Sponsor's consent.
- If you want to sell your Convertible Notes the Sponsor will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Convertible Notes, as there would be for a publicly traded stock.
- For a period of one year, you won't be allowed to transfer the Convertible Notes except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Convertible Notes as defined by the Terms of the offering.

Modification of Terms of the Convertible Note

Any term of this Note may be amended or waived with the written consent of the Company and the Holder. In addition, any term of this Note may be amended or waived with the written consent of the Company and the Majority Holders. Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the holders of, all of the Notes, and the Company shall promptly give written notice thereof to the Holder if the Holder has not previously consented to such amendment or waiver in writing; provided that the failure to give such notice shall not affect the validity of such amendment or waiver.

Other Classes of Securities

As of now, the Company has only one class of securities: Class A members.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of Limited Liability Company Interests). Some of these additional classes of securities could have rights that are superior to those of the Limited member. For example, the Company could issue Limited Liability Company Interests that are secured by specific property of the Company.

The Person Who Controls the Company

James Buford is the majority controlling owner of the company.

How the Sponsor's Exercise of Rights Could Affect You

- The Sponsor has full control over the Company and the actions of the Sponsor could affect you in a number of different ways, examples these:
- The Sponsor decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Sponsor sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Sponsor sells the project "too late," you could miss out on a favorable market.
- The Sponsor decides when to make distributions and how much. You might want the Sponsor to distribute more money, but the Sponsor might decide to keep the money in reserve or invest it into the project.
- The Sponsor could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Sponsor could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Sponsor decides on renting the project, including the terms of any lease.
- The Sponsor decides how much of its own time to invest in the project.
- The Sponsor could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Convertible Notes was determined by the Sponsor based on the Sponsor's opinion about the value of the project.

The Sponsor doesn't expect there to be any reason to place a value on the Convertible Notes in the future. If we had to place a value on the Convertible Notes, it would be based on the amount of money the owners of the Convertible Notes would receive if the project were sold.

§227.201(n) – The Funding Portal

The Company is offering its securities through Secure Living LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00324 and the Funding Portal Registration Depository (FPRD) number is 317308.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate Secure Living LLC as follows:

- 3% platform fee is paid when the successfully funded campaign has ended.

Secure Living, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for Secure Living, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
-	-	-	-	-

Explanation for Investors

If the indebtedness were listed in the table, it would represent the Company's "material" indebtedness, which is significant relative to the overall value of the Company. In addition to the indebtedness detailed in the table, the Company also has miscellaneous "trade debt," which refers to debt owed to trade creditors such as landlords, lawyers, and accountants.

§227.201(q) – Other Offerings of Securities within the Last Three Years

The Company did not offer securities within the last three years.

§227.201(r) – Transactions Between the Company and "Insiders"

The Company has not conducted any transaction between the Company and "Insiders".

§227.201(s) – The Company's Financial Condition

Liquidity

As of December 31, 2023, the company has cash reserves totaling $58,298. While it is currently not generating sufficient monthly cash flow to cover its operating costs, it possesses enough inventory that, if sold, could generate the necessary cash to meet these expenses.

If we cannot raise money in this Offering, then the Company will review other financing options.

Capital Resources

To date, the company has been financed through contributions from direct owners, grants, government funding, institutional financings, and revenue. Upon concluding the Offering and reaching our minimum funding target, we plan to allocate the proceeds as detailed in Form C under the "Use of Funds" section.

Additional government financing will likely be necessary, beyond the proceeds from the Offering, to construct the manufacturing plant and sustain operations over the company's lifetime.

Historical Results of Operations

Our company is experiencing a steady increase in sales on a monthly basis, which we attribute to our strategic investment in operational costs. These costs encompass various essential expenses such as inventory procurement, payroll, leasing, sales and marketing efforts, and equipment acquisition, all of which are crucial in securing contracts with our clientele.

We anticipate a notable outflow of cash during the initial three to four months as we focus on bolstering our infrastructure. However, once we establish contracts with our existing vendors, we anticipate an improvement in our cash flow. Our customers typically engage in significant bulk purchases, resulting in substantial monthly cash inflows.

The majority of our customers adhere to a 30-day net payment schedule, while others opt for credit card payments, particularly those who engage with our e-commerce platform. Credit card transactions positively contribute to our cash flow due to their immediate deposit nature.

Our primary objective over the next six months is to optimize our digital transactions to ensure a balanced cash flow. We plan to achieve this by intensifying our online marketing efforts targeted towards both small and large businesses, focusing particularly on facilitating small to medium-sized bulk purchases.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as **Exhibit A: Financial Statements**

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on securelivingrei.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called North Capital Private Securities Corporation performed Bad Actor Checks on the principals of the Company (i.e., those covered by this rule). You can see the North Capital Private Securities Corporation reports attached as **Exhibit I: Bad Actor Checks**.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

As described above under §227.201(g) – Target Offering Amount and Offering Deadline, the 'target amount' for this offering is $124,000. You can track our progress in raising money under the Reg CF Offering at Secure Living on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on the offering page at https://securelivingrei.com/property/jebtal-imports-llc/ no later than 120 days after the end of each fiscal year which is December 31st.

It's possible that at some point, the Company won't be required to file any more annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

In 2015, James and Rochelle had a bankruptcy discharge, which occurred nine years prior. In 2020, they faced a civil judgment amounting to $18,968. This judgment was handled through a court hearing, resulting in a wage garnishment order. Despite these actions, an outstanding balance remains.

§227.201(z) – Testing the Waters Materials

The Company did not engage in Testing the Waters.

Exhibit A   Financial Statements

Jebtal Imports LLC

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2023, and December 31, 2022

(Unaudited)

Jebtal Imports
Profit and Loss
January - December 2023

	TOTAL
Income	
Cash Back Rewards (Non Taxable)	365.00
Sales	11,867.74
Sales of Product Income	1,031.14
Shipping Income	31.95
Total Income	**$13,295.83**
Cost of Goods Sold	
Cost of Goods Sold	140,410.50
Sample Material - COGS	3,298.00
Total Cost of Goods Sold	**143,708.50**
Inspection charges	1,797.60
Total Cost of Goods Sold	**$145,506.10**
GROSS PROFIT	**$ -132,210.27**
Expenses	
Advertising & Marketing	5,000.00
Bank Charges & Fees	504.09
Business Development	1,096.74
Car & Truck	2,169.80
Charitable Contributions	1,518.13
Contractors	16,383.68
Dues & subscriptions	1,268.00
Fuel Expense	2,640.32
Insurance	8,963.53
Interest Paid	314.44
Legal & Professional Fees	7,401.16
Management Pay	5,800.00
Meals & Entertainment	5,840.06
Moving and Storage Expense	699.03
Office Supplies & Software	4,395.02
Payment Processing Fees	15.63
Purchases	0.00
QuickBooks Payments Fees	783.12
Reimbursable Expenses	4,595.00
Rent & Lease	4,600.60
Repairs & Maintenance	19.57
Shipping, Freight & Delivery	3,851.53
Supplies & Materials	232.21
Telecommunication	474.82
Travel	4,629.26
Unapplied Cash Bill Payment Expense	0.00
Uniform/Work Attire	374.58
Utilities	7,181.25

Jebtal Imports

Profit and Loss

January - December 2023

	TOTAL
Website Development	1,196.41
Total Expenses	**$91,947.98**
NET OPERATING INCOME	**$ -224,158.25**
NET INCOME	**$ -224,158.25**

Jebtal Imports

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BOA Checking ***3568	58,298.11
Total Bank Accounts	**$58,298.11**
Other Current Assets	
Inventory	1,701.00
Inventory Asset	42,430.44
Prepaid Expenses	2,905.18
Undeposited Funds	253.69
Total Other Current Assets	**$47,290.31**
Total Current Assets	**$105,588.42**
Fixed Assets	
Fixed Asset Computers	11,603.00
Website Development	1,980.00
Total Fixed Asset Computers	**13,583.00**
Fixed Asset Furniture & Fixtures	1,659.79
Fixed Asset Photo Video	73.13
Security Equipment	1,682.50
Total Fixed Assets	**$16,998.42**
TOTAL ASSETS	**$122,586.84**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
BUS Credit Card (Capital One)	4,573.87
Total Credit Cards	**$4,573.87**

Jebtal Imports

Balance Sheet

As of December 31, 2023

	TOTAL
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	9.49
Comptroller of Maryland Payable	4.92
Connecticut Department of Revenue Services Payable	1.97
Florida Department of Revenue Payable	3.30
Georgia Department of Revenue Payable	30.90
Kentucky Department of Revenue Payable	3.00
Michigan Department of Treasury Payable	523.66
Nevada Department of Taxation Payable	1.00
New Jersey Department of Revenue Payable	77.10
New York Department of Taxation and Finance Payable	27.48
Ohio Department of Taxation Payable	3.14
Pennsylvania Department of Revenue Payable	1.92
South Carolina Department of Revenue Payable	4.48
Texas State Comptroller Payable	1.24
Total Other Current Liabilities	**$693.60**
Total Current Liabilities	**$5,267.47**
Long-Term Liabilities	
Karuna	-2,648.39
Total Long-Term Liabilities	**$ -2,648.39**
Total Liabilities	**$2,619.08**
Equity	
Opening Balance Equity	54,467.83
Owner's Draw	-16,018.52
Owner's Investment	1,005,206.63
Owner's Pay & Personal Expenses	-2,283.60
Retained Earnings	-697,246.33
Net Income	-224,158.25
Total Equity	**$119,967.76**
TOTAL LIABILITIES AND EQUITY	**$122,586.84**

Jebtal Imports

Profit and Loss

January - December 2022

	TOTAL
Income	
Sales	5,687.70
Sales of Product Income	8,311.39
Shipping Income	786.80
Total Income	**$14,785.89**
Cost of Goods Sold	
Cost of Goods Sold	4,598.87
Sample Material - COGS	2,545.00
Total Cost of Goods Sold	**7,143.87**
Inventory Shrinkage	-25.00
Total Cost of Goods Sold	**$7,118.87**
GROSS PROFIT	**$7,667.02**
Expenses	
Advertising & Marketing	148.19
Amazon Fees	3,822.14
Bank Charges	592.46
Bank Charges & Fees	1,471.67
Charitable Contributions	22.95
Contractors	16,005.93
Dues & subscriptions	4,078.38
Insurance	1,452.04
Legal & Professional Fees	1,120.95
Legal & Professional Services	5,535.84
Meals & Entertainment	107.94
Office Supplies & Software	1,758.26
Office/General Administrative Expenses	119.36
Payroll - Employee Benefits	1,537.50
Payroll Fees	1,367.60
Payroll Taxes	4,802.76
Payroll Workers Comp	187.28
QuickBooks Payments Fees	495.26
Rent & Lease	11,579.88
Salaries and Wages	20,425.69
Shipping, Freight & Delivery	4,189.28
Shopify Fees	209.63
Supplies	28.60
Taxes & Licenses	2.38
Telecommunication	2,371.05
Travel	4,935.38
Utilities	2,169.71

Jebtal Imports

Profit and Loss

January - December 2022

	TOTAL
Website Development	2,100.00
Total Expenses	**$92,638.11**
NET OPERATING INCOME	**$ -84,971.09**
Other Income	
Interest Income	0.48
Total Other Income	**$0.48**
NET OTHER INCOME	**$0.48**
NET INCOME	**$ -84,970.61**

Jebtal Imports

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BOA Checking ***3568	2,627.64
PNC Checking ***3098	229.15
PNC Savings ***0412	0.00
Suspense	0.00
Wire Transfer	0.00
Total Bank Accounts	**$2,856.79**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory	0.00
Inventory Adjustments	0.00
Inventory Asset	83,016.96
Prepaid Expenses	2,905.18
Undeposited Funds	253.69
Total Other Current Assets	**$86,175.83**
Total Current Assets	**$89,032.62**
Fixed Assets	
Fixed Asset Computers	11,603.00
Website Development	1,980.00
Total Fixed Asset Computers	**13,583.00**
Fixed Asset Furniture & Fixtures	1,659.79
Fixed Asset Photo Video	73.13
Security Equipment	1,682.50
Total Fixed Assets	**$16,998.42**
TOTAL ASSETS	**$106,031.04**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Credit Card	0.00

Jebtal Imports

Balance Sheet

As of December 31, 2022

	TOTAL
Total Credit Cards	**$0.00**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	9.49
Comptroller of Maryland Payable	4.92
Connecticut Department of Revenue Services Payable	1.97
Florida Department of Revenue Payable	3.30
Georgia Department of Revenue Payable	27.61
Kentucky Department of Revenue Payable	3.00
Michigan Department of Treasury Payable	489.68
Missouri Department of Revenue Payable	0.00
Nevada Department of Taxation Payable	1.00
New Jersey Department of Revenue Payable	77.10
New York Department of Taxation and Finance Payable	27.48
Ohio Department of Taxation Payable	3.14
Out Of Scope Agency Payable	0.00
Pennsylvania Department of Revenue Payable	1.92
South Carolina Department of Revenue Payable	4.48
Texas State Comptroller Payable	1.24
Total Other Current Liabilities	**$656.33**
Total Current Liabilities	**$656.33**
Long-Term Liabilities	
Karuna	-2,648.39
Loans Out	0.00
Total Long-Term Liabilities	**$ -2,648.39**
Total Liabilities	**$ -1,992.06**
Equity	
Opening Balance Equity	1,701.00
Owner's Draw	-1,330.00
Owner's Investment	710,126.07
Owner's Pay & Personal Expenses	-2,283.60
Retained Earnings	-515,219.76
Net Income	-84,970.61
Total Equity	**$108,023.10**
TOTAL LIABILITIES AND EQUITY	**$106,031.04**

Form 1120-S — U.S. Income Tax Return for an S Corporation

Form **1120-S**

Department of the Treasury
Internal Revenue Service

U.S. Income Tax Return for an S Corporation

Do not file this form unless the corporation has filed or is attaching Form 2553 to elect to be an S corporation.
Go to www.irs.gov/Form1120S for instructions and the latest information.

OMB No. 1545-0123

2022

For calendar year 2022 or tax year beginning _____ , ending _____

A S election effective date **01/01/2020**	**D** Employer identification number **85-0638794**
B Business activity code number (see instructions) **423990**	TYPE OR PRINT
C Check if Sch. M-3 attached ☐	

Name: **Jebtal Imports LLC**
Number, street, and room or suite no. If a P.O. box, see instructions. **1391 Wheaton Dr, 300**
City or town, state or province, country, and ZIP or foreign postal code **Troy, MI 48083-1909**

E Date incorporated **12/10/2019**
F Total assets (see instructions) $ **88,447.**

G Is the corporation electing to be an S corporation beginning with this tax year? See instructions. ☐ Yes ☒ No

H Check if: **(1)** ☐ Final return **(2)** ☐ Name change **(3)** ☐ Address change **(4)** ☐ Amended return **(5)** ☐ S election termination

I Enter the number of shareholders who were shareholders during any part of the tax year **5**

J Check if corporation: **(1)** ☐ Aggregated activities for section 465 at-risk purposes **(2)** ☐ Grouped activities for section 469 passive activity purposes

Caution: Include **only** trade or business income and expenses on lines 1a through 21. See the instructions for more information.

Income

1a	Gross receipts or sales	1a	15,889.
b	Returns and allowances	1b	
c	Balance. Subtract line 1b from line 1a.	1c	15,889.
2	Cost of goods sold (attach Form 1125-A)	2	8,899.
3	Gross profit. Subtract line 2 from line 1c	3	6,990.
4	Net gain (loss) from Form 4797, line 17 (attach Form 4797)	4	
5	Other income (loss) (see instructions - attach statement)	5	
6	**Total income (loss).** Add lines 3 through 5	6	6,990.

Deductions (see instructions for limitations)

7	Compensation of officers (see instructions - attach Form 1125-E)	7	
8	Salaries and wages (less employment credits)	8	20,426.
9	Repairs and maintenance	9	
10	Bad debts	10	
11	Rents	11	11,580.
12	Taxes and licenses	12	4,803.
13	Interest (see instructions)	13	
14	Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562)	14	
15	Depletion (**Do not deduct oil and gas depletion.**)	15	
16	Advertising	16	148.
17	Pension, profit-sharing, etc., plans	17	
18	Employee benefit programs	18	
19	Other deductions (attach statement)	19	55,681.
20	**Total deductions.** Add lines 7 through 19.	20	92,638.
21	**Ordinary business income (loss).** Subtract line 20 from line 6	21	-85,648.

Tax and Payments

22a	Excess net passive income or LIFO recapture tax (see instructions)	22a	
b	Tax from Schedule D (Form-1120-S)	22b	
c	Add lines 22a and 22b (see instructions for additional taxes)	22c	0.
23a	2022 estimated tax payments and 2021 overpayment credited to 2022	23a	
b	Tax deposited with Form 7004	23b	
c	Credit for federal tax paid on fuels (attach Form 4136)	23c	
d	Add lines 23a through 23c	23d	
24	Estimated tax penalty (see instructions). Check if Form 2220 is attached ☐	24	
25	**Amount owed.** If line 23d is smaller than the total of lines 22c and 24, enter amount owed.	25	0.
26	**Overpayment.** If line 23d is larger than the total of lines 22c and 24, enter amount overpaid	26	
27	Enter amount from line 26: **Credited to 2023 estimated tax** _____ **Refunded**	27	0.

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

Signature of officer _____ Date _____ Title _____

May the IRS discuss this return with the preparer shown below? See instructions. ☐ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
Firm's name			Firm's EIN	
Firm's address			Phone no.	

For Paperwork Reduction Act Notice, see separate instructions.

UYA

Form **1120-S** (2022)

I, James Buford, acting in my capacity as President, certify that:

1. The financial statements of Jebtal Imports LLC included in this Form are true and complete in all material respects; and
2. The attached financial statements are unaudited.

Jebtal Imports LLC

DocuSigned by:

By _James Buford_____
  70A30C17C4A7434...

James Buford, President

Exhibit B   Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not issued a statement on the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE PURCHASE OF SECURITIES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

Risks Associated with the Real Estate Industry.

Speculative Nature of Real Estate Investing. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which may not be insurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Environmental Risks. The Company has undertaken what it believes to be adequate testing of the property and is not aware of any environmental contamination. However, the nature of these tests is such that contamination cannot be entirely ruled out. Under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

ADA Compliance. The Americans with Disabilities Act of 1990 (the "ADA") requires all public buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a project.

Regulation and Zoning. Like all real estate projects, this project is subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the project.

Casualty Losses. A fire, hurricane, mold infestation, or other casualties could materially and adversely affect the project.

Illiquidity of Real Estate. Real estate is not "liquid," meaning it's hard to sell. Thus, the Company might not be able to sell the project as quickly as it would like or on the terms that it would like.

Property Values Could Decrease. The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

- Changes in interest rates
- Competition from other property
- Changes in national or local economic conditions
- Changes in zoning
- Environmental contamination or liabilities
- Changes in local market conditions
- Fires, floods, and other casualties
- Uninsured losses
- Undisclosed defects in property
- Incomplete or inaccurate due diligence

Inability to Attract and/or Retain Tenants. The Company will face significant challenges attracting and retaining qualified tenants. These challenges could include:

- Competition from other landlords
- Changes in economic conditions could reduce demand
- Existing tenants might not renew their leases
- The Company might have to make substantial improvements to the property, and/or reduce rent, to remain competitive
- Portions of the property could remain vacant for extended periods
- A tenant could default on its obligations, or go bankrupt, causing an interruption in rental income

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside the project, e.g., "slip and fall" injuries.

Risks Common to Companies on the Platform Generally

Reliance on Management. Under our Operating Agreement, Investors will not have the right to participate in the management of the Company. Instead, James Buford will manage all aspects of the Company and its business. Furthermore, if James Buford or other key personnel of the issuer were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially. Thus, you should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

Inability to Sell Your Investment. The law prohibits you from selling your securities (except in certain very limited circumstances) for one year after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term (in the case of debt securities) or indefinitely (in the case of equity securities).

We Might Need More Capital. We might need to raise more capital in the future to fund new product development, expand its operations, buy property and equipment, hire new team members, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an Investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in economic conditions could hurt Our businesses. Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

No Registration Under Securities Laws. Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will be required to provide some information to Investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. Our Operating Agreement limits the liability of management, making it difficult or impossible for Investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions you believe are stupid or incompetent.

Changes in Laws. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

Conflicts of Interest. In many ways your interests and ours will coincide: you and we want the Company to be as successful as possible. However, our interests might be in conflict in other important areas, including these:

- You might want the Company to distribute money, while the Company might prefer to reinvest it back into the business.
- You might wish the Company would be sold so you can realize a profit from your investment, while management might want to continue operating the business.
- You would like to keep the compensation of managers low, while managers want to make as much as they can.

You would like management to devote all their time to this business, while they might own and manage other businesses as well.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. These lawyers have drafted our Operating Agreement and Investment Agreement, for example. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

Risks Associated with Equity Securities

Equity Comes Last in the Capital Stack. You will be buying "equity" securities in the Company. The holders of the equity interests stand to profit most if the Company does well but stand last in line to be paid when the Company dissolves. Everyone – the bank, the holders of debt securities, even ordinary trade creditors – has the right to be paid first.

Possible Tax Cost. The Company is a limited liability company and, as such, will be taxed as a partnership, with the result that its taxable income will "flow-through" and be reported on the tax returns of the equity owners. It is, therefore, possible that you would be required to report the taxable income of the Company on your personal tax return, and pay tax on it, even if the Company doesn't distribute any money to you. To put it differently, your taxable income from a limited liability company is not limited to the distributions you receive.

Your Interest Might be Diluted: As an equity owner, your interest will be "diluted" immediately, in the sense that (1) the "book value" of the Company is lower than the price you are paying, and (2) the founder of the Company, and possibly others, bought their stock at a lower price than you are buying yours. Your interest could be further "diluted" in the future if the Company sells stock at a lower price than you paid.

Future Investors Might Have Superior Rights: If the Company needs more capital in the future and sells stock to raise that capital, the new Investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Our Companies will not be Subject to the Corporate Governance Requirements of the National Securities Exchange: Any Company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect Investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the Company or management), which is responsible for monitoring the Company's compliance with the law. Our Company is not required to implement these and other stockholder protections.

Risks Associated with COVID-19

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020, the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide.

The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

Exhibit C Operating Agreement

OPERATING AGREEMENT

FOR

JEBTAL IMPORTS LLC

A Michigan Limited Liability Company

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH INTERESTS MAY NOT BE SOLD, ASSIGNED, PLEDGED (OTHER THAN AS CONTEMPLATED BY THIS AGREEMENT) OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

OPERATING AGREEMENT

THIS OPERATING AGREEMENT ("**Agreement**") is made as of April __, 2021 by and among **JEBTAL IMPORTS LLC**, a Michigan limited liability company ("**Company**"), and **James Buford, Shashank Jauhri, Lascelles Pinnock, Scott Ervin, Greg Scott,** and **Anthony Snoddy**, whose respective addresses are set forth on the signature page attached to this Agreement, and each person who subsequently is admitted as a member and becomes a party to this Agreement (collectively, "**Members,**" or individually "**Member**").

WHEREAS, the Company was formed effective as of July 1, 2020 pursuant to the filing of Articles of Organization ("**Articles**") as described in Section 203 of the Michigan Limited Liability Company Act, as amended from time to time ("**Act**") with the Department of Licensing and Regulatory Affairs of the State of Michigan ("**Department**") in conformity with the Act.

WHEREAS, James Buford, Shashank Jauhri, Lascelles Pinnock, Scott Ervin, and Greg Scott (collectively, the "**Initial Members**") have operated the Company without an Operating Agreement until the date hereof.

WHEREAS, the Initial Members have approved the issuance of a Membership Interest in the Company to Anthony Snoddy, and the admission of Mr. Snoddy as a member of the Company, all effective as of the date hereof.

WHEREAS, the Members desire to enter into this Agreement to govern the conduct of the Company's business and the relationship among them.

NOW THEREFORE, in consideration of the mutual covenants and agreements herein made and intending to be legally bound, the Members and Company agree as follows:

ARTICLE 1. FORMATION OF LIMITED LIABILITY COMPANY

1.1   **Agreement to Form Limited Liability Company**. The Company has been formed pursuant to the provisions of the Act, the Articles and this Agreement.

1.2   **Name**. The name of the Company is as stated in the Articles, as they may be amended from time to time, and is initially Jebtal Imports LLC. Changes to the name of the Company shall not necessitate amendment of this Paragraph.

1.3   **Principal Place of Business**. The address of the principal office of the Company is 775 W Big Beaver Road, Suite 2020, Troy, Michigan 48084, and may be moved to another location as the Managers may determine. Changes to the address of the principal office of the Company shall not necessitate amendment of this Paragraph.

1.4   **Registered Office and Resident Agent**. The registered office of the Company and the name of the resident agent are as stated in the Articles and may be changed pursuant to the Act.

1.5   **Purpose**. The purpose of the Company is as stated in the Articles, as they may be amended from time to time.

1.6   **Term**. The term of the Company shall begin on the date the Articles are filed with the Department, or any later date set forth in the Articles, and shall continue perpetually unless otherwise stated in the Articles, or unless earlier dissolved pursuant to this Agreement or the Act.

1.7   **Company Taxable as a Partnership**. The Members agree that, subject to the Company's conversion as provided in Section 8.3, the Company shall be taxable as a partnership for federal income tax purposes and the Members shall take no action including, without limitation, making any election with the Internal Revenue Service to cause the Company to be taxed in any manner other than as a partnership. Such tax classification, however, shall not affect the Company's state law status as a Michigan limited liability company.

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1.8 **Defined Terms**. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in Article 13 hereof.

ARTICLE 2. MANAGERS

2.1 **General Management**. The Members agree that the business of the Company shall be managed by or under the authority of one or more Managers, who shall serve until the Manager's resignation or removal, and agree that their signing of this Agreement shall constitute such vote as is required by the Act to authorize the filing of the certificate of amendment to the Articles to add Articles V and VI as set forth in **Exhibit B** attached hereto. Except as otherwise expressly required by this Agreement or the non-waivable provisions of applicable law, the entire overall management and control of the business and affairs of the Company shall be vested in the Managers, the Managers shall make all decisions regarding the business of the Company, and the Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts and activities customary or incident to the management of the Company. Except as specifically reserved to the Members in the Act, the Articles or this Agreement, the Members shall not have any rights to participate in the management of the Company.

2.2 **Number and Appointment of Managers**. The affirmative vote or consent of Members holding a majority of the issued and outstanding Units (the "**Majority Member Vote**") is required to select Managers to fill initial positions or vacancies. Initially, there shall be one Manager and the number of Managers may be changed by Majority Member Vote. The Members agree that the initial Manager is **James Buford**, and that their signing of this Agreement shall constitute such vote as is required by the Act to select such initial Manager. Changes to the number of Managers shall not necessitate amendment of this Paragraph.

2.3 **Resignation of Manager**. A Manager may resign from the Company by giving 10 days' advance written notice of the Manager's resignation to the other Managers, if any, or if there are no other Managers then to the Members. A Manager shall be deemed to have resigned upon the Manager's death, dissolution, or Disability.

2.4 **Removal of Manager**. A Manager may be removed only for Cause by Majority Member Vote. The Members may remove a Manager for Cause only at a meeting called expressly for that purpose. The Manager whose removal is sought for Cause shall have reasonable advance notice of the allegations against the Manager and an opportunity to be heard at the meeting.

2.5 **No Remaining Managers**. If a Manager resigns or is removed and no Managers remain, the Members shall select a new Manager or Managers as provided in Paragraph 2.2 (Appointment of Managers). If at any time there is no Manager, then the powers and duties of the Managers shall be exercised by the Members.

2.6 **Managers as Agents**. A Manager is an agent of the Company for the purpose of the Company's business, and the act of a Manager, including the execution in the Company's name of any instrument, binds the Company unless both of the following apply:

(a) The Manager does not have the authority to act for the Company in that particular matter.

(b) The person with whom the Manager is dealing has actual knowledge that the Manager lacks authority or the Articles or the Act establishes that the Manager lacks authority to act.

2.7 **Voting Rights**. Each Manager shall have one vote on matters on which the Managers are voting. Unless a greater vote is required by the Articles or this Agreement, a majority in number of the total number of votes is required to approve matters on which the Managers are voting or consenting. When the Act, the Articles or this Agreement calls for a vote of a majority of the Managers, the reference is to a majority of the total of all Manager votes then in existence. When the Act, the Articles or this Agreement calls for the unanimous vote of the Managers, the reference is to the total of all Manager votes then in existence.

2.8 **Authorizing Company Action**. Subject to applicable law, the Managers may act:

(a) In person at a meeting or by submitting to a meeting a written ballot with respect to a specific matter;

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(b)   Without a meeting and without notice pursuant to written consent, before or after the action, in accordance with this Agreement; or

(c)   In any other manner that reasonably expresses the intent of the Managers.

2.9   **Action by Written Consent of Managers**. A written consent of the Managers must state the action taken and be signed by the Managers having not less than the minimum number of votes that would be necessary to authorize the action at a meeting at which all the Managers entitled to vote on the action were present and voted. Prompt notice of the taking of the Company action by less than unanimous written consent shall be given to the Managers who have not consented.

2.10   **Day to Day Business**. One or more specified Managers, who shall serve at the pleasure of the Managers, may be authorized by the Managers to take care of the Company's day to day business, subject to the limitations contained in this Agreement and the specific authorization given by the Managers; *provided, however*, any authorization may be amended, modified or revoked by a vote of the Managers at any time.

2.11   **Major Actions**. Unless there is only one Manager, no Manager shall, without specific authorization of a majority of the total of all Manager votes then in existence:

(a)   Authorize a distribution of cash or any other Company Property other than as a Tax Distribution (defined below);

(b)   Exercise any option of the Company under this Agreement;

(c)   Grant a security interest in or mortgage of any of the Company's assets;

(d)   Borrow money on behalf of the Company in excess of $5,000 at any one time and $50,000 in any 12-month period;

(e)   Enter into a capital transaction or make contracts for services on behalf of the Company requiring the expenditure of more than $5,000 for any one item or $50,000 in any 12-month period (except where the Manager reasonably believes that the expenditure is required to preserve the Company's assets and there is not sufficient time to seek a vote);

(f)   Prepay any indebtedness of the Company;

(g)   Enter into any agreement between the Company and a Manager or Member, including, without limitation, an employment agreement;

(h)   Form a wholly or partially owned subsidiary of the Company; or

(i)   Cause a wholly owned subsidiary of the Company to convert to another business organization as provided in the Act or vote on whether to adopt a plan of conversion of a partially owned subsidiary of the Company as provided in the Act.

2.12   **Time and Compensation**. A Manager shall devote such time to management as is necessary to conduct the Company's business. The Company may pay a Manager reasonable compensation for services rendered to the Company. Each Manager of the Company shall be entitled to be reimbursed by the Company, as an expense of the Company, for the actual, reasonable, and necessary expenses incurred on behalf of the Company upon submitting an itemized account of the expense to the Company.

2.13   **Duties of Managers**. A Manager shall discharge the Manager's duties as a manager in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner the Manager reasonably believes to be in the best interests of the Company.

2.14   **Reliance on Reports**. In discharging the Manager's duties, a Manager may rely on information, opinions, reports, or statements, including, but not limited to, financial statements or other financial data, if prepared or presented by any of the following:

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(a)   One or more other Managers or Members or employees of the Company whom the Manager reasonably believes to be reliable and competent in the matter presented;

(b)   Legal counsel, public accountants, engineers, or other persons as to matters the Manager reasonably believes are within the person's professional or expert competence; or

(c)   A committee of Managers of which the Manager is not a member if the Manager reasonably believes the committee merits confidence.

A Manager is not entitled to rely on the information, opinions, reports, or statements described above if the Manager has knowledge concerning the matter in question that makes the reliance otherwise permitted by this Paragraph unwarranted.

2.15   **Transactions Involving a Manager or Agent.** Except as otherwise provided in this Agreement, a transaction in which a Manager or agent of the Company is determined to have an interest shall not, because of the interest, be enjoined, be set aside, or give rise to an award of damages or other sanctions, in a proceeding by a Member or by or in the right of the Company, if the Manager or agent interested in the transaction establishes any of the following:

(a)   The transaction was fair to the Company at the time entered into;

(b)   The material facts of the transaction and the Manager's or agent's interest were disclosed or known to the Managers and the Managers authorized, approved, or ratified the transaction; or

(c)   The material facts of the transaction and the Manager's or agent's interest were disclosed or known to the Members entitled to vote and they authorized, approved, or ratified the transaction.

Except as otherwise provided in the Articles or this Agreement, a transaction is authorized, approved, or ratified for purposes of subsection (b) above if it receives the affirmative vote of a majority of the Managers that have no interest in the transaction. The presence of or a vote cast by a Manager with an interest in the transaction does not affect the validity of an action taken under subsection (b) above. Except as otherwise provided in the Articles or this Agreement, a transaction is authorized, approved, or ratified for purposes of subsection (c) above if it receives a the affirmative vote or consent of the Member holding a majority of the issued and outstanding Units entitled to vote that do not have an interest in the transaction. No Manager is required to account to the Company or hold as trustee for the Company any profit or benefit derived by the Manager from any authorized, approved or ratified transaction or use.

2.16   **Liability of Managers.** A Manager is not liable for an action taken as a manager or the failure to take an action if the Manager performs the duties of the Manager's office in compliance with the Act, the Articles and this Agreement. A Manager shall not have monetary liability to the Company or any Member for any breach of duty or act or omission performed or omitted by the Manager. This Paragraph does not eliminate or limit the liability of a Manager for any of the following:

(a)   The receipt of a financial benefit to which the Manager is not entitled;

(b)   Liability under Section 308 of the Act;

(c)   A knowing violation of law; or

(d)   An act or omission occurring before the date of this Agreement.

2.17   **Meetings of Managers.** Meetings of the Managers may be called by any one or more Managers. Meetings shall be held in the state where the Company's principal place of business is located, unless otherwise determined by the Managers.

2.18   **Notice.** Notice of the time and place of a meeting shall be given by telephone, in person, or by electronic mail no less than 24 hours before the meeting. Notice may be given by mail if the notice is deposited in the United States mail not less than 5 days in advance of the meeting.

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2.19   **Waiver of Notice**. Notice of a meeting of the Managers may be waived in writing by a Manager. The attendance of a Manager at any meeting constitutes a waiver of notice of the meeting, unless the Manager objects at the beginning of the meeting to the transaction of any business because the meeting is not properly called.

2.20   **Attendance by Conference**. A Manager may participate in a meeting, with the same effect as being present in person by a conference telephone, video conference, or by other similar communications equipment through which all persons participating in the meeting may communicate with the other participants.

2.21   **Banking**. Funds of the Company shall be deposited in the name of the Company with the financial institutions and in the account or accounts as determined by the Managers. The Managers shall designate the authorized signatories for each account.

2.22   **Books and Records**. Proper and complete records and books of account of all Company business shall be kept in the manner determined by the Managers. The Managers shall make information available to each Member as required by this Agreement. The Company shall keep at the Company's registered office or principal place of business all of the following:

(a)   A current list of the full name and last known address of each Member and Manager;

(b)   A copy of the Articles, together with any amendments to the Articles;

(c)   Copies of the Company's federal, state, and local income tax returns and reports, if any, for the 3 most recent years;

(d)   Copies of any financial statements of the Company for the 3 most recent years;

(e)   Copies of this Agreement, together with any amendments and restatements; and

(f)   Copies of records that would enable a Member to determine the Members' Percentage Interests.

ARTICLE 3. MEMBERS

3.1   **Limitations**. Except as otherwise provided in the Articles or this Agreement, the Members shall not participate in the management or control of the business of the Company, transact any business for or on behalf of the Company, or act for or bind the Company, those powers being vested solely and exclusively in the Managers.

3.2   **Action Requiring a Vote**. Only Members of the Company, and not its Managers, may authorize the following actions, all of which require the Majority Member Vote:

(a)   The dissolution of the Company under Section 801(c) of the Act;

(b)   The merger of the Company under Sections 701 through 706 of the Act;

(c)   An amendment to the Articles;

(d)   The conversion of the Company under Section 708 of the Act and Section 8.3 of this Agreement; and

(e)   The sale, exchange, lease, or other transfer of all or substantially all of the assets of the Company.

3.3   **Voting Rights**. Each Member shall have one (1) vote per Unit owned by such Member on any matter to be voted upon by Members. Unless a greater vote is required by the Act, the Articles or this Agreement, the Majority Member Vote is required to approve any matter on which the Members are voting or consenting. No Assignee shall have any right to vote the Units assigned to such Assignee until the Assignee is admitted as a Member pursuant to Article 6 (Admission of Substitute and Additional Members) and no such Units held by such Assignee shall be deemed outstanding for purposes hereof.

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3.4 **Voting Rights of Common Owners-Default Rule**. If a Unit is held by two or more persons through Common Ownership, the voting of the Unit shall be in accordance with the instrument or order appointing them or creating the relationship if a copy of that instrument or order is furnished to the Company. If an instrument or order is not furnished to the Company, one of the following applies to the voting of that Unit:

(a) **Operating Agreement Controls**. If this Agreement contains provisions governing the voting of the Unit, the vote shall be in accordance with those provisions.

(b) **One Person Votes**. If this Agreement does not contain provisions governing the voting of the Unit and only one of the persons that holds the Unit through Common Ownership votes, that person's vote determines the voting of the Unit.

(c) **Two or More Persons Vote**. If this Agreement does not contain provisions governing the voting of the Unit and two or more of the persons that hold the Unit through Common Ownership vote, the vote of a majority determines the voting of the Unit, and if there is no majority, the voting of the Unit is divided among those voting.

3.5 **Member Authorization.** Subject to applicable law, Members may vote:

(a) In person at a meeting or by submitting to a meeting a written ballot with respect to a specific matter;

(b) Without a meeting and without notice pursuant to written consent, before or after the action, in accordance with this Agreement; or

(c) In any other manner that reasonably expresses the intent of the Member.

3.6 **Action by Written Consent of Members**. A written consent of the Members must state the action taken and be signed by Members holding not less than the minimum number of Units that would be necessary to take the action at a meeting at which all Members entitled to vote on the action were present and voted. Prompt notice of the taking of Company action by less than unanimous written consent shall be given to the Members who have not consented and to all the Managers.

3.7 **Liability of Members**. A Member shall have no personal liability whatsoever to the creditors of the Company for the debts of the Company or any of the Company's losses, except as otherwise agreed by the Member in writing.

3.8 **Inspection of Records**. Upon reasonable request and during ordinary business hours, or at other reasonable times, a Member or the Member's designated representative may inspect and copy, at the Member's expense, any of the records required to be maintained under Paragraph 2.22 (Books and Records).

3.9 **Meetings of Members**. Meetings of the Members may be called by the Managers or by Members holding not less than 25% of the issued and outstanding Units. The Managers shall be entitled to attend meetings of the Members. Business transacted at meetings of the Members shall be limited to the purpose or purposes stated in the notice. Meetings shall be held in the state where the Company's principal place of business is located, unless otherwise determined by the Members.

3.10 **Notice**. The person(s) calling the meeting shall give notice of the time, place, and purpose of the meeting. Notice shall be given to all Members and Managers as provided in this Agreement not less than 5 nor more than 20 days before the date of the meeting.

3.11 **Waiver of Notice**. Notice of a meeting of the Members may be waived in writing by a Member. The attendance of a Member at any meeting constitutes a waiver of notice of the meeting, unless the Member objects at the beginning of the meeting to the transaction of any business because the meeting is not properly called.

3.12 **Attendance by Conference**. A Manager or Member may participate in a meeting, with the same effect as being present in person, by a conference telephone, video conference, or by other similar communications equipment through which all persons participating in the meeting may communicate with the other participants.

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ARTICLE 4. FINANCIAL PROVISIONS

4.1   **Capital of the Company**.

(a)   **Authorized Membership Interests**.   The Company shall be authorized to issue an unlimited number of Units in the same class or in separate classes with the powers, preferences, rights, privileges, qualifications, limitations and restrictions as may be determined from time to time in accordance with this Agreement.   Initially, there shall be one class of Units.   Except as otherwise set forth in this Agreement, the Managers may create such other class of Units as it shall deem necessary or desirable and amend this Agreement in connection therewith, which Units may have powers, preferences, rights, privileges, qualifications, limitations and restrictions that are different from those of the then-existing Units, and which may be issued as "profits interests," without an initial capital account balance in consideration of services performed and to be performed on behalf of the Company, in accordance with Paragraph 4.1(b).

(b)   **Profits Interests**. Except as otherwise set forth in this Agreement, the Managers may award to any person providing services to the Company a profits interest in the Company, and the terms and conditions of such profits interest, including the participation of such profits interest holder in the Company's Profits, Losses, and distributions, shall be determined by the Managers and set forth in a unit award agreement and/or an amendment of this Agreement, as applicable. In such event, the Company shall "book up" Capital Accounts in accordance with Section 1.740-1(b)(2)(iv)(f)(5) of the Regulations. It is intended that any Units awarded as a profits interest shall be treated as a profits interest as described in Revenue Procedure 93-27, 1993-2 C.B. 343 and the provisions of this Paragraph 4.1(b) shall be interpreted consistently with such intention. By executing this Agreement, each Member authorizes and directs the Company to elect to have the "Safe Harbor" described in the proposed Revenue Procedure set forth in Internal Revenue Service IRS Notice 2005-43 (the "**IRS Notice**") apply to any Units issued to any person on or after the effective date of such Revenue Procedure in connection with services provided or to be provided to the Company. For purposes of making such Safe Harbor election, the partnership representative is hereby designated as the "partner who has responsibility for federal income tax reporting" by the Company and, accordingly, execution of such Safe Harbor election by the partnership representative constitutes execution of a "Safe Harbor Election" in accordance with Section 3.03(1) of the IRS Notice. The Company and each Member hereby agrees to comply with all requirements of the Safe Harbor described in the IRS Notice, including, without limitation, the requirement that each Member shall prepare and file all federal income tax returns reporting the income tax effects of each "Safe Harbor Company Interest" (as described in Section 3.02 of the IRS Notice) issued by the Company in a manner consistent with the requirements of the IRS Notice. The Company and each Member acknowledge that the proposed Revenue Procedure set forth in the IRS Notice is subject to change, and agree that this Paragraph 4.1(b) shall be construed in such manner as may be necessary to implement the intent of the Company and the Members as stated herein, and that the partnership representative shall have the authority, without any further action by the Members, to amend this Agreement to the extent necessary to implement such intent, including without limitation, to amend this Agreement to the extent necessary to achieve substantially the same tax treatment with respect to any Units transferred to a service provider by the Company in connection with services provided or to be provided to the Company as set forth in Section 4 of the IRS Notice (e.g., to reflect changes from the rules set forth in the IRS Notice in subsequent Internal Revenue Service guidance), provided that such amendment is not materially adverse to any Member (as compared with the after-tax consequences that would result if the provisions of the IRS Notice applied to all Units transferred to a service provider by the Company in connection with services provided or to be provided to the Company). In the event that the Company awards a profits interest to a provider of services to the Company, the holder's or holders' rights in the Company's Profits, Losses, and distributions as of the date of such award shall be reflected in a unit award agreement and/or on an amended **Exhibit A**.

(c)   **Initial Capital Contributions**. Each Person named on **Exhibit A** has made, or upon execution of this Agreement, is making, the Capital Contributions, if any, to the Company as set forth on **Exhibit A** in the form of cash or contributed property having the value set forth on **Exhibit A**, and there shall be issued to each such Persons the Units specified on **Exhibit A**. Any reference in this Agreement to **Exhibit A** shall be deemed to be a reference to **Exhibit A** as amended, supplemented and in effect from time to time; provided that information to be reflected on **Exhibit A** or in such amendments or supplements may be reflected on an amended and restated **Exhibit A** or solely on the Company's books and records as determined by the Managers from time to time.

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(d)   **Additional Capital Contributions**. The Members shall make additional contributions to the Company at the times and upon the conditions unanimously agreed upon by Members holding all of the Percentage Interests.

(e)   **Compromise of Contribution Obligations**. The obligation of a Member to make a Capital Contribution may be compromised only with the unanimous consent of the Members.

Notwithstanding a valid compromise, a creditor of the Company who extends credit or otherwise acts in reliance on that obligation, after the Member signs a writing that reflects the obligation and before the amendment of the writing to reflect the compromise may enforce the obligation.

(f)   **Withdrawal**. Except as provided for in this Agreement, no Member shall be entitled: (1) to withdraw any part of the Member's capital or to receive any distributions from the Company; (2) to demand or receive any assets other than cash in return for the Member's Capital Interest; or (3) to be paid interest on any capital contributed to or accumulated in the Company.

4.2   **Allocations of Profits and Losses**. After giving effect to any required allocations in Article 11 (Tax Provisions and Capital Accounts), net profits and net losses for any tax year of the Company shall be allocated to the Members pro rata in accordance with their respective Percentage Interests.

4.3   **Loans and Advances**.

(a)   **Non-Interest-Bearing Advances**. Any Member may advance money to the Company. The amount of the advance shall not increase any Member's interest in the Company, but rather the amount of the advance shall be an obligation of the Company to that Member and shall be fully repaid, without interest, before any distributions, whether in distribution of profits or otherwise, or any withdrawals of capital, are made with respect to any Member.

(b)   **Interest Bearing Loans**. If at any time or times the Company needs additional funds that for any reason the Company does not raise through an increase in the capital of the Company or through advances, the funds may be borrowed from any one or more of the Members or Managers to whatever extent, at a rate of interest, if any, and on reasonable payment terms as may be agreed upon by the lender(s) and the Company. These loans shall be evidenced by promissory notes signed on behalf of the Company.

4.4   **Distributions**. Distributions, if any, shall be made to the Members (as recognized on the books of the Company on the date of the distribution) in proportion to their respective Percentage Interests at the time or times as approved by the Managers.

4.5   **Limitations on Distributions**. Notwithstanding anything to the contrary contained in this Agreement, a distribution may not be made if, after giving the distribution effect, the Company would not be able to pay the Company's debts as they become due in the usual course of business or if the Company's total assets would be less than the sum of the Company's total liabilities. A determination that a distribution is not prohibited under this Paragraph or the Act may be based either on financial statements prepared on the basis of accounting practices and principles that are reasonable under the circumstances or on a fair valuation or other method that is reasonable under the circumstances.

4.6   **Distributions in Kind**. Unless specifically provided otherwise in this Agreement, no Member has a right to demand and receive a distribution in any form other than cash. If any assets of the Company are distributed to the Members in kind, those assets shall be valued at their fair market value on the date of the distribution.

ARTICLE 5. BUY/SELL PROVISIONS; TRANSFERS OF MEMBERSHIP INTERESTS

5.1   **Buy/Sell Provisions**. The Company shall have the option to purchase, and a Transferring Member shall be required to sell upon the exercise of that option, all but not less than all of the Transferring Member's Membership Interest upon the occurrence of any one of the events listed below. The Managers shall determine whether the Company shall exercise the Company's option, unless the Transferring Member is also the sole Manager or is owned or controlled by the sole Manager, in which case the Members, other than the Transferring Member, shall

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decide whether to exercise the option. If the Company decides not to exercise the Company's option to purchase, the other Members shall have the option to purchase all but not less than all of the Transferring Member's Membership Interest. Unless otherwise agreed among the remaining Members, their options shall be exercised on a pro rata basis in accordance with their relative ownership of Percentage Interests on the date of the event triggering the option to purchase. If any Member does not exercise an option to purchase, the other Members (except those Members who have not exercised an option to purchase) shall have an option to purchase the remaining portion of the Transferring Member's Membership Interest on a pro rata basis in accordance with their relative ownership of Percentage Interests on the date of the event triggering the option to purchase.

(a)   **Events Giving Rise to Option to Purchase**. The events giving rise to an option to purchase a Transferring Member's entire Membership Interest are as follows:

(1)   the death of the Transferring Member;

(2)   a transfer of all or any portion of the Transferring Member's Membership Interest involuntarily or by operation of law, including, without limitation, a divorce, separate maintenance, or annulment proceeding (collectively a "**Domestic Relations Proceeding**"), a merger, any sale or other disposition by a trustee or debtor in possession in a bankruptcy case, or a sale at any creditors' or judicial sale; or

(3)   an attempted or purported sale by a Member of all or any portion of the Transferring Member's Membership Interest.

(b)   **Exercise Period**. The Company shall give notice of the Company's intention to exercise the Company's option to purchase all of a Transferring Member's Membership Interest within 30 days of receiving written notice of an event giving rise to the option. If the Company fails to exercise the Company's option to purchase (or gives notice that the Company will not exercise the Company's option to purchase), the other Members shall have an additional 30 days from the expiration of the Company's option or the date of the notice that the Company will not exercise its option, whichever first occurs, to exercise their option to purchase all of the Transferring Member's Membership Interest. In the event of an attempted or purported sale, if the Company and the other Members fail to give the Transferring Member notice of the Company's or the other Members' election to purchase all of the Transferring Member's Membership Interest, as the case may be, within the required periods (or give notice that they will not exercise their options to purchase), the Transferring Member, at any time within 90 days after the end of the required periods (or within 90 days after receiving the notices of non-exercise of the options), may transfer the Member's Membership Interest to the proposed transferee. The transferee shall become an Assignee only and not a Member unless admitted under Article 6 (Admission of Substitute and Additional Members). In the event of a death or a transfer by operation of law, if the Company and the other Members fail to give the Transferring Member notice of the Company's or the other Members' election to purchase all of the Transferring Member's Membership Interest, as the case may be, within the required periods, then the legatees or takers from the estate of the Transferring Member, or the transferee(s) by operation of law, shall become Assignees only and not Members unless admitted under Article 6 (Admission of Substitute and Additional Members).

(c)   **Purchase Price**.

(1)   The purchase price for a Transferring Member's Membership Interest purchased under this Paragraph 5.1 as a result of an event described in Subparagraph 5.1(a)(1) shall be the fair market value of the Membership Interest as of the date of the event giving rise to the purchase;

(2)   The purchase price for a Transferring Member's Membership Interest purchased under this Paragraph 5.1 as a result of an event described in Subparagraphs 5.1(a)(2) or 5.1(a)(3) shall be the fair market value of the Membership Interest as of the date of the event giving rise to the purchase, less all costs of the Company or all of the purchasing Members, as the case may be, incurred as a result of the purchase, including, without limitation, all attorneys' fees;

(3)   For purposes of this Paragraph 5.1, "**fair market value**" shall be determined by agreement of the Transferring Member and the Company or all of the purchasing Members, as the

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case may be, or, if no agreement is reached within 30 days after the exercise of an option to purchase, then as determined by an appraisal performed within 60 days after the parties determine that no agreement as to value can be reached. The appraisal shall be conducted by a qualified and experienced business appraiser or valuation professional ("**appraiser**") mutually acceptable to the Transferring Member and the Company or all the purchasing Members, as the case may be, or, if they are unable to agree, then by two appraisers, one of whom shall be appointed by the Transferring Member and the other of whom shall be appointed by the Company or the purchasing Members, as the case may be. The two appraisers so appointed shall attempt mutually to agree as to the fair market value, but, if they are unable to do so within 60 days after their appointment, they shall immediately submit in writing to the Transferring Member and the Company or the purchasing Members, as the case may be, their respective appraisals. If each appraisal is within 10% of the numerical average of both appraisals, then the fair market value shall be conclusively determined by taking the numerical average of both appraisals. If each appraisal is not within 10% of the numerical average of both appraisals, then the two appraisers shall within 10 days after the end of the 60-day period mutually select and appoint a third appraiser and give written notice thereof to the Transferring Member and the Company or the purchasing Members, as the case may be. If the two appraisers cannot agree upon a third appraiser, the failure to agree shall be considered a dispute to be resolved pursuant to the provisions of Article 10 (Dispute Resolution), in which case the time periods in this Paragraph shall be tolled until the third appraiser is selected. Within 30 days after the appointment of the third appraiser, the three appraisers shall each submit their appraisal of the fair market value in writing to the Transferring Member and the Company or the purchasing Members, as the case may be, and the fair market value of all of the Transferring Member's Membership Interest shall be conclusively determined by taking the numerical average of the two fair market value figures that are closest together (or if no two figures are closer than any other two figures, then the value shall be the average of the three figures). The cost of obtaining all appraisals shall be divided equally between the Transferring Member and the Company or the purchasing Members, as the case may be.

(d) **Payment of Purchase Price**. Unless otherwise agreed, the purchase price for the Transferring Member's Membership Interest shall be payable as follows:

(1) In the event of the death of the Transferring Member, if the proceeds of insurance policies, if any, owned by the Company and issued on the life of the deceased Member equal or exceed the total purchase price due on the sale of the Membership Interest, the entire purchase price shall be paid by immediately available funds. If there are no insurance policies owned by the Company and issued on the life of the deceased Member, or if the proceeds of any policies are less than the aggregate purchase price due, or if the event triggering the purchase is a sale or transfer by operation of law, the purchase price shall be payable pursuant to the following Subparagraphs (2) and (3);

(2) A down payment in the form of a certified or cashier's check payable to the Transferring Member in an amount equal to 10% of the total purchase price, or an amount equal to the insurance proceeds, if any, whichever is the greater amount; and

(3) An unsecured promissory note made by the Company or the purchasing Members, as the case may be, to the Transferring Member for the balance of the purchase price. The promissory note shall be payable over a 5 year period in 20 consecutive and equal calendar year quarterly installments, including interest; and bear interest on the unpaid principal at the rate of interest published in *The Wall Street Journal* as the consensus "prime" rate of interest of major banks in the United States on the day of closing. The promissory note shall contain the right of prepayment at any time without penalty.

(e) **Persons Required to Sell**. The Transferring Member shall sell to the Company or the other Members, as the case may be, all of the Transferring Member's Membership Interest then owned by the Transferring Member upon the exercise by the Company or the Members of their respective options to purchase.

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(f) **Time of Closing**. The closing of the purchase shall take place at the principal place of business of the Company at a date and time designated by the Company, but the date shall not be later than 30 days following the exercise of the operable option to purchase and the determination of the purchase price, unless the Company or the remaining Members, as the case may be, and the Transferring Member agree otherwise or unless insurance proceeds which are to be paid as part of the purchase price are not yet available, in which case the closing shall be within thirty (30) days after the receipt of the insurance proceeds. Notice of the date and time of the closing shall be given by the Company or the other Members, as the case may be, to the party required to sell the Transferring Member's Membership Interest.

5.2 **Life Insurance**. The Company shall have the right, at any time or times, to purchase any kind and amount of insurance on the life of any Member. Each Member agrees to fully assist the Company with respect to the acquisition of insurance on the Member's life by, for example, executing application forms, submitting to medical examination, and performing other acts as are reasonably necessary in connection with the acquisition or ownership of life insurance policies.

If the Company shall own any life insurance policy insuring the life of any Member or possess any incident of ownership with respect to any policy, the insured Member shall have no right or power to exercise or to participate in the exercise of any of the incidents of ownership with respect to the policy, including, but not limited to, the right to borrow from the insurance company or any other person using the policy as collateral, to change or to prevent any change in the beneficiary designation under the policy, to surrender the policy or any portion thereof for the policy's cash surrender value, or to cancel or terminate any policy. Except as provided below, any exercise of any incident of ownership in any policy and any decision of the Company to acquire or dispose of a life insurance policy insuring the life of any Member shall be made only by the Managers. In the case of a life insurance policy insuring a Member who is also a Manager, or who is owned or controlled by a Manager, the other Managers, if any, or the other Members if there are no other Managers, shall exercise all incidents of ownership and make all decisions with respect to the policy.

5.3 **Restriction on Assignment; Mortgage**. A Member may not assign or transfer all or any portion of the Member's Membership Interest in the Company without the prior written consent of the Members, except that neither of the following transfers or assignments shall require the consent of the Members: (1) an assignment by a Member to a trust described in IRC §676 of which the Member is a grantor ("**Grantor Trust**"); (2) a transfer upon the death of a Member whose Membership Interest is held through Common Ownership if that Common Ownership includes a right of survivorship; or (3) an assignment by a Member to an s-corporation of which the Member is the sole shareholder ("**Holding Corporation**"), provided that a transfer of the stock of the Holding Corporation to any person or entity other than the Member or pursuant to an assignment described in (1) or (2) shall be a violation of this Section. An Assignee shall nevertheless not become a Member unless admitted under Article 6 (Admission of Substitute and Additional Members) and, until admitted as a Member, the Assignee shall be entitled only to the distributions, profits, and losses to which the Transferring Member would be entitled and shall have no other rights under the Act, the Articles or this Agreement. Any purported mortgage, pledge, hypothecation, or collateralization by a Member of all or any portion of the Member's Membership Interest is expressly prohibited and shall be void. Any attempted transfer or assignment of all or any portion of a Member's Membership Interest not in compliance with this Article or specifically authorized by this Agreement is void.

5.4 **Overriding Restrictions on an Assignment**. Notwithstanding anything else contained in this Article, no portion of a Member's Membership Interest shall be assigned:

(a) Without an opinion of counsel, if requested by the Company, in form and substance satisfactory to the Company, that the assignment is subject to an effective registration under, or exempt from the registration requirements of, the applicable state and federal securities laws;

(b) Unless and until the Company receives from the Assignee the information and agreements that the Company may reasonably require; and

(c) If the assignment, alone or when combined with other transactions, would result in a termination of the Company within the meaning of IRC §708.

5.5 **Distributions and Allocations in Respect to Transferred Interests**. If all or a portion of a Membership Interest is transferred during any accounting period in compliance with the provisions of this Article,

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profits, losses, each item of profit and loss, and all other items attributable to the Membership Interest for that accounting period shall be divided and allocated between the Transferring Member and the Assignee or substitute Member by taking into account their varying ownership interests during the accounting period in accordance with IRC §706(d) and the Regulations issued thereunder, using any conventions permitted by law and selected by the Managers. All distributions on or before the date of a transfer shall be made to the Transferring Member, and all distributions thereafter shall be made to the Assignee or substitute Member. Solely for purposes of making the allocations and distributions, the Company shall recognize a transfer not later than the end of the calendar month during which the Company is given notice of the transfer, *provided, however*, that if the Company does not receive a notice stating the date the Membership Interest or portion thereof was transferred and any other information the Managers may reasonably require within 30 days after the end of the accounting period during which the transfer occurs, then all of the items shall be allocated, and all distributions shall be made, to the person who, according to the books and records of the Company, on the last day of the accounting period during which the transfer occurs, was the owner of the Membership Interest, or portion thereof. Neither the Company nor the Managers shall incur any liability for making allocations and distributions in accordance with the provisions of this Paragraph whether or not the Managers or the Company have knowledge of any transfer of ownership of all or any portion of any Membership Interest.

5.6   **No Assumption of Liability**. An Assignee of all or any portion of a Membership Interest who is not admitted as a Member pursuant to Article 6 (Admission of Substitute and Additional Members), shall have no liability as a Member solely as a result of the assignment.

5.7   **Termination of Membership; Liability**. A Member ceases to be a Member when the Member's entire Membership Interest is assigned. The Transferring Member is not released from any liability to the Company under Sections 302 and 308 of the Act even if the Assignee becomes a Member.

5.8   **Treatment under Buy-Sell Provisions**.

(a)   **Assignee**. The interest of an Assignee who is not admitted as a Member shall be treated as owned by the Transferring Member for purposes of triggering the provisions of Paragraph 5.1 (Buy/Sell Provisions).

(b)   **Trusts**. In the case of a Member that is a Grantor Trust, the grantor of the trust shall be deemed to be the Transferring Member for purposes of triggering the provisions of Paragraph 5.1 (Buy/Sell Provisions).

5.9   **Special Rules in the Event of a Domestic Relations Proceeding**. In the event a complaint involving a Domestic Relations Proceeding is filed by or against any Member (collectively, a "**Proceeding Participant**"), such Proceeding Participant shall within 10 days of the filing and service of such complaint give written notice to the Company and the other Members of such filing. Such Proceeding Participant shall indemnify and hold harmless the Company and all other Members from and against any expense or cost (including reasonable attorney fees) incurred by the Company or the other Members in connection with proceedings associated with such Domestic Relations Proceeding including, without limitation, any actions by the Company or the Members in enforcing any buy/sell provisions that are triggered as a result of such Domestic Relations Proceeding.

ARTICLE 6. ADMISSION OF SUBSTITUTE AND ADDITIONAL MEMBERS

6.1   **Admission of Substitute Members**. An assignee that is a Grantor Trust or a Holding Corporation shall automatically be admitted as a Member. Further, any Member that acquires a Membership Interest upon exercise of an option to purchase a Membership Interest under Paragraph 5.1 (Buy/Sell Provisions), shall automatically be a Member with respect to the Membership Interest so acquired. All other assignees or transferees shall be admitted as a Member and admitted to all the rights of the Transferring Member only upon a Majority Member Vote. A vote may be withheld for any reason. If admitted, the substitute Member has, to the extent assigned, the rights and powers, and is subject to the restrictions and liabilities, of a Member under the Articles, this Agreement and the Act.

6.2   **Admission of Additional Members**. Additional Members may be admitted only upon a Majority Member Vote. At the time of the vote, the Members shall establish the capital contributions of and Units to be issued to the additional Members and the resulting adjustments in the Percentage Interests of the Members.

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6.3   **Conditions to Substitution or Admission**. Notwithstanding the other provisions of this Agreement, the substitution or admission of a Member shall not be effective until completion of the following:

(a)   The proposed substitute or additional Member agrees in writing to be bound by the terms and provisions of the Articles and this Agreement;

(b)   The proposed substitute or additional Member pays or reimburses the Company, or the Company waives payment or reimbursement, for all legal fees and filing costs incurred by the Company in connection with the substitution or admission of the Member; and

(c)   If the proposed substitute or additional Member is not an individual, the proposed substitute or additional Member provides the Company with evidence, satisfactory to counsel for the Company, of its authority to become a Member under the terms and provisions of this Agreement.

ARTICLE 7. WITHDRAWAL OF A MEMBER

7.1   **No Right to Withdraw**. No Member shall have the right to withdraw from the Company, except as provided in this Agreement.

7.2   **Consent to Withdrawal**. A Member may withdraw from the Company upon the affirmative vote or written consent of a majority of the Members, which consent shall establish the conditions of the withdrawal.

ARTICLE 8. MERGER AND CONVERSION

8.1   **Approval of Merger**. The Company may merge with one or more limited liability companies or other business organizations as provided in the Act upon a Majority Member Vote. Notwithstanding the foregoing, the Members hereby agree that the Managers may, upon authorization of a majority of the total of all Manager votes then in existence, cause the Company to merge with one or more of its wholly-owned subsidiaries.

8.2   **Dissent to Merger**. If a merger is approved, a Member that did not vote in favor of the merger may withdraw from the Company and receive, within a reasonable time, the fair value of the Member's Membership Interest in the Company.

8.3   **Approval of Conversion**. The Company may convert into another business organization as provided in the Act upon a Majority Member Vote.

ARTICLE 9. DISSOLUTION

9.1   **Events Causing Dissolution**. The Company is dissolved and the Company's affairs shall be wound up when the first of the following occurs:

(a)   Automatically, if a time specified in the Articles is reached;

(b)   If an event specified in the Articles or this Agreement takes place;

(c)   Upon a Majority Member Vote;

(d)   Automatically, if a decree of judicial dissolution is entered.

If the Company dissolves under Paragraph 9.1(b) or (c) above, when the Company begins winding up its affairs, it shall execute a certificate of dissolution as provided in the Act and file it with the Department.

9.2   **Dissolution Procedure**. Upon dissolution of the Company, the Managers shall promptly wind up the affairs of the Company, liquidate and discharge all debts and liabilities of the Company, distribute all assets in accordance with the Act and this Agreement and take all other actions and prepare and file such other documents as shall be necessary or appropriate to dissolve and wind up the Company.

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If assets are distributed in kind to the Members, all assets shall be valued at their then fair market value as determined by the Managers, and the Members' Capital Accounts shall be adjusted accordingly, as provided for in the § 704(b) of the Regulations. This fair market value shall be used for purposes of determining the amount of any distribution to a Member pursuant to Paragraph 9.5 (Distributions at Liquidation). If the Managers are unable to agree on the fair market value of any asset of the Company, the asset shall be sold.

9.3   **Profits or Losses in Winding Up**. The Members shall continue to share profits and losses during the winding up process in the same proportion as before the dissolution. Any gain or loss on the disposition of the Company's assets in the process of winding up shall be allocated among the Members in accordance with the provisions of Paragraph 4.2, except as may be otherwise required by the IRC or the Regulations.

9.4   **Tax Obligations**. Before the assets of the Company are distributed pursuant to Paragraph 9.5 (Distributions at Liquidation), the Company shall file tax returns and pay tax obligations as required by Act No. 122 of the Public Acts of 1941, being sections 205.1 to 205.31 of the Michigan Compiled Laws, as amended from time to time.

9.5   **Distributions at Liquidation**. Subject to the right of the Managers to establish cash reserves as may be deemed reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company, the proceeds of the liquidation and any other funds of the Company shall be distributed as follows:

(a)   first, to the payment and discharge of all of the Company's debts and liabilities to creditors, including Members; and

(b)   second, after the adjustments required by Paragraph 9.2 (Dissolution Procedure) to each Member an amount equal to the positive Capital Account balance of each Member, as determined after taking into account all Capital Account adjustments for the Company's taxable year during which the liquidation occurs, and that amount shall be paid to the Members in accordance with the provisions of Regulations Section 1.704-1(b)(2)(ii)(b)(2).

9.6   **Final Report**. Within a reasonable time following the completion of the liquidation of the Company, the Managers shall supply to each Member a statement of the assets and liabilities of the Company as of the date of complete liquidation and each Member's portion of payments and distributions pursuant to Paragraph 9.5 (Distributions at Liquidation).

9.7   **Rights of Member; Restoration of Capital Account**. Each Member shall look solely to the assets of the Company for all distributions and no Member shall have recourse (upon dissolution or otherwise) against any other Member for any distribution, except as provided by law or this Agreement. No Member shall be entitled to receive property other than cash upon dissolution and termination of the Company. No Member shall be obligated to restore a negative balance of the Member's Capital Account.

ARTICLE 10. DISPUTE RESOLUTION

10.1   **Amicable Resolution**. The Members and Company shall attempt to settle any dispute between them amicably. To this end, the parties shall consult and negotiate to reach a solution. However, nothing in this Paragraph shall preclude any Member from commencing a proceeding if the negotiations do not reach a resolution.

10.2   **Arbitration**. All disputes arising under this Agreement, or among the Members as to matters involving the Company may, if the parties to the dispute agree, be submitted to arbitration to be administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules (including the Emergency Interim Relief Procedures). The parties agree that with respect to disputes submitted to arbitration, the arbitration award shall be final and binding, and that a judgment by any court of competent jurisdiction may be rendered on the award.

10.3   **Place of Arbitration**. The place of arbitration shall be in the State of Michigan at a place convenient to the parties unless the arbitrator(s) designate some other location. The parties irrevocably submit to the personal jurisdiction of any state or federal court having jurisdiction in Oakland County, Michigan with respect to any action or other legal proceeding to enforce any award made by the arbitrator(s).

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10.4   **Costs**. All costs and expenses of the arbitration, including actual professional fees, the costs of arbitration proceedings and any ancillary proceedings, and costs for injunctive relief under Paragraph 14.5 (Specific Performance), shall be allocated among the parties at the discretion of the arbitrator(s).

ARTICLE 11. TAX PROVISIONS AND CAPITAL ACCOUNTS

11.1   **Tax Matters; Accounting Period**. James Buford shall initially handle tax matters as the "**Partnership Representative**" as that term is defined in Section 6223 of the IRC. The Partnership Representative may be removed and replaced as provided by the IRC. The Partnership Representative shall be entitled to vote on removal and replacement. The Partnership Representative shall take action as may be necessary to cause each other Member to become a "notice partner" within the meaning of IRC §6223. The Company's accounting period and the Company's tax year shall be the calendar year.

11.2   **Capital Accounts**.

(a)   **Maintenance**. A Capital Account shall be established and maintained for each Member. Each Member's Capital Account (1) shall be increased by (i) the amount of money contributed by that Member to the Company, (ii) the Agreed Value of Contributed Property contributed by that Member to the Company (net of liabilities secured by the Contributed Property that the Company is considered to assume or take subject to under the provisions of IRC §752), and (iii) allocations to that Member of Company income and gain (or items thereof), including income and gain exempt from tax and income and gain described in §1.704-1(b)(2)(iv)(g) of the Regulations, but excluding income and gain described in §1.704-1(b)(4)(i) of the Regulations, and (2) shall be decreased by (i) the amount of money distributed to that Member by the Company, (ii) the fair market value of property distributed to that Member by the Company (net of liabilities secured by the distributed property that the Member is considered to assume or take subject to under the provisions of IRC §752), (iii) allocations to that Member of expenditures of the Company described in IRC §705(a)(2)(B), and (iv) allocations of the Company's losses and deductions described in §1.704-1(b)(2)(iv)(g) of the Regulations (but excluding items described in clause (2)(iii) above, and losses or deductions described in §1.704-1(b)(4)(i) or §1.704-1(b)(4)(iii) of the Regulations). This Paragraph and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with §1.704-1(b) of the Regulations and shall be interpreted and applied in a manner consistent with those Regulations. Except as otherwise provided in this Agreement, whenever it is necessary to determine the Capital Account of any Member for purposes of this Agreement, the Capital Account of the Member shall be determined after giving effect to (1) all Capital Contributions made to the Company on or after the date of this Agreement, (2) all allocations of income, gain, deduction, and loss pursuant to Article 4 (Financial Provisions) for operations and transactions effected on or after the date of this Agreement and before the date the determination is required to be made under this Agreement, and (3) all distributions made on or after the date of this Agreement.

(b)   **Transfers**. Upon the transfer of a Member's Membership Interest or part of a Member's Membership Interest, the Capital Account of the Transferring Member or that portion of the Capital Account that is attributable to the Transferred Interest shall be carried over to the Assignee or substitute Member.

(c)   **Book/Tax Disparities**. The realization, recognition, and classification of any item of income, gain, loss, or deduction for Capital Account purposes shall be the same as the item's realization, recognition, and classification for federal income tax purposes, *provided, however*, that:

(1)   Any deductions for depreciation, cost recovery, or amortization attributable to Contributed Property shall be determined as if the adjusted tax basis of that property on the date the property was acquired by the Company was equal to the Agreed Value of the property. Upon adjustment pursuant to this Paragraph of the Carrying Value of the Company Property subject to depreciation, cost recovery, or amortization, any further deductions for depreciation, cost recovery, or amortization shall be determined as if the adjusted tax basis of the property were equal to the property's Carrying Value immediately following the adjustment. Any deductions for depreciation, cost recovery, or amortization under this Subparagraph shall be computed in accordance with §1.704-1(b)(2)(iv)(g)(3) of the Regulations.

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(2)   Any income, gain, or loss attributable to the taxable disposition of any property shall be determined by the Company as if the adjusted tax basis of that property as of the date of disposition were equal in amount to the Carrying Value of the property as of that date.

(3)   All items incurred by the Company that can neither be deducted nor amortized under IRC §709 shall, for purposes of Capital Accounts, be treated as an item of deduction and shall be allocated among the Members according to Article 4 (Financial Provisions).

(d)   **Adjusted for Contribution/Distribution**.

(1)   Upon the contribution to the Company by a new or existing Member of cash or Contributed Property, the Capital Accounts of all Members and the Carrying Values of all Company Properties immediately before the contribution shall be adjusted (consistent with the provisions hereof and with the Regulations under IRC §704) upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to each item of Company Property, as if the Unrealized Gain or Unrealized Loss had been recognized upon an actual sale of each item of Company Property immediately before the contribution and had been allocated to the Members in accordance with Article 4 (Financial Provisions).

(2)   Immediately before the actual distribution of any Company Property (other than cash or deemed cash) or the distribution of cash or deemed cash in redemption of all or a portion of a Member's Membership Interest, the Capital Accounts of all Members and the Carrying Value of all Company Property shall be adjusted (consistent with the provisions of this Agreement and Regulations under IRC §704) upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to each item of Company Property, as if the Unrealized Gain or Unrealized Loss had been recognized upon an actual sale of each item of Company Property immediately before the distribution and had been allocated to the Members in accordance with Article 4 (Financial Provisions).

(e)   **General Requirement**. In addition to the adjustments required by the foregoing provisions of this Paragraph 11.2 (Capital Accounts), the Capital Accounts of the Members shall be adjusted in accordance with the capital account maintenance rules of §1.704-1(b)(2)(iv) of the Regulations. The foregoing provisions of this Paragraph 11.2 (Capital Accounts) are intended to comply with §1.704-1(b)(2)(iv) of the Regulations and shall be interpreted and applied in a manner consistent with those Regulations. If the Managers determine that it is prudent to modify the manner in which the Capital Accounts are computed in order to comply with the Regulations, the Managers may make the modification, provided that the modification is not likely to have a material adverse effect on the amounts distributable to any Member pursuant to this Agreement and the Managers notify the Members in writing of the modification before the effective date of the modification. The Managers shall have no liability to any Member for any failure to exercise any discretion to make any modifications permitted under this Subparagraph.

11.3   **Book/Tax Disparities and Other Tax Matters**.

(a)   **IRC §704(c) Requirements**. In the case of Contributed Property, items of income, gain, loss, deduction, and credit, as determined for federal income tax purposes, shall be allocated first in a manner consistent with the requirements of IRC §704(c) to take into account the difference between the Agreed Value of the property and the property's adjusted tax basis at the time of contribution. In the case of Adjusted Property, those items shall be allocated in a manner consistent with the principles of IRC §704(c) to take into account the difference between the Carrying Value of the property and the property's adjusted tax basis. Any elections or other decisions relating to the allocations shall be made by the Company in any manner permitted by §1.704-3(b), (c), and (d) of the Regulations, including the "traditional method," the "traditional method with curative allocations," and the "remedial allocation method" as described in the Regulations. If the item of Adjusted Property was originally Contributed Property, the allocation required by this Paragraph also shall take into account the other requirements of this Article. All items of income, gain, loss, deduction, and credit recognized by the Company for federal income tax purposes and allocated to the Members in accordance with the provisions of this Agreement shall be determined with regard to any election under IRC

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§754 which may be made by the Company and shall be adjusted as necessary or appropriate to take into account those tax basis adjustments permitted by IRC §§734 and 743.

(b) **Recapture Allocations**. Whenever the income, gain, and loss of the Company allocable under this Agreement consist of items of different character for tax purposes (*e.g.*, ordinary income, long-term capital gain, interest expense, etc.), the income, gain, and loss for tax purposes allocable to each Member shall be deemed to include the Member's pro rata share of each item, except as otherwise required by the IRC and the Regulations. Notwithstanding the foregoing, if the Company realizes depreciation recapture income pursuant to IRC §§1245 or 1250 (or other comparable provision) as the result of the sale or other disposition of any asset, the allocations to each Member under this Agreement shall be deemed to include the same proportion of the depreciation recapture as the total amount of deductions for tax depreciation of that asset previously allocated to the Member bears to the total amount of deductions for tax depreciation of that asset previously allocated to all Members, as provided in the Regulations. This Subparagraph shall be construed to affect only the character, rather than the amount, of any items of income, gain, and loss.

11.4 **Allocation of Nonrecourse Deductions**. Items of loss, deduction, and IRC §705(a)(2)(B) Expenditures attributable under §1.704-2(c) of the Regulations to increases in the Company's Minimum Gain shall be allocated, as provided in §1.704-2(e) of the Regulations, to the Members in accordance with the allocation provisions set forth in Article 4 (Financial Provisions).

11.5 **Allocation of Member Nonrecourse Deductions**. Notwithstanding the provisions of Paragraph 4.2, items of loss, deduction, and IRC §705(a)(2)(B) Expenditures attributable under §1.704-2(i) of the Regulations to Member Nonrecourse Debt shall (before any allocation pursuant to Paragraph 4.2) be allocated, as provided in §1.704-2(i) of the Regulations, to the Members in accordance with the ratios in which they bear the economic risk of loss for that debt for purposes of §1.752-2 of the Regulations.

11.6 **Minimum Gain Chargeback**. Notwithstanding anything in this Agreement to the contrary, if there is a net decrease in Company Minimum Gain as defined in §1.704-2(d) of the Regulations during any tax year of the Company, then, before any other allocations provided for in this Agreement, a Member shall be specially allocated items of Company income and gain for the year (and, if necessary, for succeeding years) equal to that Member's share of the net decrease in Company Minimum Gain in accordance with § 1.704-2(f) of the Regulations and other applicable Regulations. The items to be allocated shall be determined in accordance with §1.704-2(f)(6) of the Regulations.

11.7 **Member Minimum Gain Chargeback**. If during a taxable year of the Company there is a net decrease in Member Nonrecourse Debt Minimum Gain, any Member with a share of that Member Nonrecourse Debt Minimum Gain (determined under §1.704-2(i)(5) of the Regulations) as of the beginning of the year shall be allocated items of income and gain for the year (and, if necessary, for succeeding years) equal to that Member's share of the net decrease in accordance with §1.704-2(i) of the Regulations and other applicable Regulations.

11.8 **Qualified Income Offset**. If any Member unexpectedly receives any adjustments, allocations, or distributions described in subparagraphs (4), (5), or (6) of §1.704-1(b)(2)(ii)(d) of the Regulations, then items of income and gain shall be specially allocated to the Member in an amount and manner sufficient to eliminate as quickly as possible, to the extent required by the Regulations, any deficit in a Member's Capital Account caused by the unexpected adjustment, allocation, or distribution, but only to the extent that the Member does not otherwise have an obligation to restore the Member's Capital Account deficit. This Paragraph is intended to satisfy the provisions of §1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently with that Regulation.

ARTICLE 12. INDEMNIFICATION

12.1 **Indemnification of Managers**. Except as limited by the Articles, the Company shall indemnify and hold harmless, to the fullest extent permitted by law, a Manager from and against any and all losses, expenses, claims, and demands sustained by reason of any acts or omissions, or alleged acts or omissions, as a manager, including judgments, settlements, penalties, fines, or expenses (including reasonable attorneys' fees) incurred in a proceeding to which the person is a party or threatened to be made a party because the Manager is or was a manager, except for those matters described under Paragraph 2.16 (a), (b), or (c) (Liability of Managers). The Company may purchase and

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maintain insurance on behalf of a Manager against any liability or expense asserted against or incurred by the Manager whether or not the Company may indemnify the Manager.

12.2   **Indemnification of Members and Others**. Except as limited by the Articles, the Company shall indemnify and hold harmless, to the fullest extent permitted by law, the Members, and may indemnify employees and others (collectively, together with the Members, "**Indemnitees**") from and against any and all losses, expenses, claims, and demands sustained by reason of any acts or omissions, or alleged acts or omissions, including judgments, settlements, penalties, fines or expenses (including attorneys' fees) incurred in a proceeding to which the Indemnitee is a party or threatened to be made a party because of that actual or alleged act or omission, when the Indemnitee is acting on behalf or at the request of the Company, whether as a Member or in any other capacity, in good faith, and in a manner reasonably believed to be in, or not opposed to, the best interests of the Company.

12.3   **Indemnification of Organizers**. The Company shall indemnify and hold harmless, to the fullest extent permitted by the Act, any organizer that signed the original Articles from and against any and all losses, expenses, claims, and demands sustained by reason of the person acting as an organizer including judgments, settlements, penalties, fines, or expenses (including reasonable attorneys' fees) incurred in a proceeding to which the person is a party or threatened to be made a party because the organizer was an organizer.

ARTICLE 13. DEFINITIONS

The following words and phrases shall have the following meanings:

"**Adjusted Property**" means any property the Carrying Value of which has been adjusted pursuant to Paragraph 11.2 (Capital Accounts).

"**Agreed Value**" means the fair market value of Contributed Property, as determined by the Managers using any reasonable method of valuation.

"**Assignee**" means a person or entity to whom a Membership Interest is assigned or transferred or proposed to be assigned or transferred and who is not admitted as a Member with respect to that Membership Interest.

"**Capital Contribution**" means the amount of money or other property contributed to the Company with respect to the interest in the Company held by a particular Member.

"**Capital Interest**" means the Member's Capital Account as determined under this Agreement.

"**Carrying Value**" means (a) with respect to a Contributed Property, the Agreed Value of that property reduced (but not below zero) by all depreciation, cost recovery, and amortization deductions charged to the Capital Accounts pursuant to Paragraph 11.2 (Capital Accounts) with respect to that property, as well as any other reductions as a result of sales, retirements, and other dispositions of assets included in a Contributed Property, as of the time of determination, (b) with respect to an Adjusted Property, the value of that property immediately following the adjustment provided in Paragraph 11.2 (Capital Accounts) reduced (but not below zero) by all depreciation, cost recovery, and amortization deductions charged to the Capital Accounts pursuant to Paragraph 11.2 (Capital Accounts) with respect to that property, as well as any other reductions as a result of sales, retirements, or dispositions of assets included in Adjusted Property, as of the time of determination, and (c) with respect to any other property, the adjusted basis of that property for federal income tax purposes as of the time of determination.

"**Cause**" means (a) the conviction of any criminal offense involving moral turpitude, (b) the persistent unwillingness, incompetence, or inability to perform the duties and responsibilities of a Manager, (c) the persistent malfeasance, misfeasance, or nonfeasance in connection with the performance of a Manager's duties and responsibilities as a manager of the Company, or (d) the performance of willful and intentional acts having the effect of injuring the reputation, business, or business relationships of the Company.

"**Common Ownership**" means ownership by two or more persons, whether as fiduciaries, members of a partnership, tenants in common, joint tenants, tenants by the entirety, or otherwise.

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"**Company Property or Properties**" means all interests, properties, whether real or personal, tangible or intangible, and rights of any type owned or held by the Company, whether owned or held by the Company at the date of the Company's formation or acquired after that date.

"**Contributed Property**" means property or other consideration (other than cash) contributed to the Company in exchange for a Membership Interest in the Company.

"**Disability**" means the determination by a court, or certification by two licensed physicians, that due to physical or mental conditions, the person is incapable of exercising judgment about or attending to financial and property matters.

"**IRC**" means the Internal Revenue Code of 1986, as amended.

"**Member Nonrecourse Debt**" means any liability (or portion thereof) of the Company that constitutes debt which, by its terms, is nonrecourse for purposes of Regulations Section 1-1001-2 to the Company and the Members, but for which a Member or a related person (within the meaning of §1.752-4(b)(4) of the Regulations) bears the economic risk of loss as determined under §1.704-2(b)(4) of the Regulations.

"**Membership Interest**" means a Member's shall mean a Member's entire ownership interest in the Company, including the Member's interest in the capital, Profits, gains and credits of the Company, and all rights and obligations with respect to the Company under this Agreement and the Act, including, but not limited to, the right to receive distributions from the Company and the right to vote on matters submitted to the Members for their approval pursuant to the terms of this Agreement or the Act.

"**Minimum Gain**" means the amount determined by computing with respect to each Nonrecourse Liability of the Company the amount of gain, if any, that would be realized by the Company if the Company disposed of the property securing each liability in full satisfaction of the liability, and by then aggregating the amounts so computed.

"**Modified Net Asset Value**" means the net asset value of the Company as determined by the Company's accountant, except that for purposes of this calculation real estate owned by the Company shall be valued at two times its most recent assessed value for property tax purposes, as determined by the assessor of the municipality in which such real estate is located, and the book value, accumulated depreciation and other balance sheet items related to real estate values shall not apply to the calculation.

"**Nonrecourse Liability**" means a liability (or that portion of a liability) with respect to which no person personally bears the economic risk of loss as determined under §1.704-2(b)(3) of the Regulations.

"**Percentage Interest**" means shall mean a Member's percentage interest in the Company determined by dividing the number of Units of Membership Interest owned by such Member by the total number of Units then issued and outstanding. The Percentage Interest of each Member is set forth on **Exhibit A** hereto (or a supplement thereto).

"**Regulations**" means the Income Tax Regulations, including Temporary Regulations, promulgated under the Internal Revenue Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"**§705(a)(2)(B) Expenditure**" means any expenditure of the Company described in IRC §705(a)(2)(B) and any expenditure considered to be an expenditure described in IRC §705(a)(2)(B) pursuant to IRC §704(b) and the Regulations thereunder.

"**Transferring Member**" means the Member, an Assignee or, as appropriate, a Member's heirs, conservators, personal representatives, successors, or assigns, who is transferring or is attempting or required to transfer a Membership Interest. A Transferring Member does not include any Member whose Membership Interest is held through Common Ownership if that Common Ownership includes a right of survivorship.

"**Transferred Interest**" means that portion of a Transferring Member's Membership Interest which the Transferring Member is transferring or seeks to transfer or which may be transferred by operation of law.

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"**Unit**" means a Membership Interest of a Member (or an assignee) in the Company representing a fractional part of the Membership Interests of all Members and (assignees); *provided*, that any class, group or series of Units issued shall have the relative rights, powers and duties set forth in this Agreement, and the Membership Interest represented by such class, group or series of Units shall be determined in accordance with such relative rights, powers and duties set forth in this Agreement.

"**Unrealized Gain**" means the excess (attributable to a Company Property), if any, of the fair market value of a property as of the date of determination (as reasonably determined by the Managers) over the Carrying Value of that property as of the date of determination (before the adjustment to be made pursuant to Paragraph 11.2 (Capital Accounts) as of that date).

"**Unrealized Loss**" means the excess (attributable to a Company Property), if any, of the Carrying Value of a property as of the date of determination (before the adjustment to be made pursuant to Paragraph 11.2 (Capital Accounts) as of that date) over the property's fair market value as of the date of determination (as reasonably determined by the Managers).

ARTICLE 14.   GENERAL PROVISIONS

14.1   **Binding Provisions**. The covenants and agreements contained in this Agreement shall be binding upon the heirs, personal representatives, successors, and assigns of the respective Members, Managers, and Company.

14.2   **Other Businesses of Managers and Members**. Nothing contained in this Agreement shall be construed as preventing a Manager or Member from engaging in any other business activity.

14.3   **Governing Law**. This Agreement has been entered into in the State of Michigan and all questions relating to the interpretation or enforcement of this Agreement shall be construed according to Michigan laws without regard to choice of law rules that would require the application of the law of any other jurisdiction.

14.4   **Severability**. Each provision of this Agreement shall be considered severable, and if for any reason any provision of this Agreement is determined to be invalid and contrary to any existing or future law, the invalidity shall not impair the operation of or affect those portions of this Agreement that are valid.

14.5   **Specific Performance**. The Members understand and agree that any Member and the Company may suffer irreparable damage in the event this Agreement is not specifically performed according to the terms of this Agreement. Accordingly, the Members agree that all of the terms of this Agreement shall be enforceable in a court having equity jurisdiction by a decree of specific performance or by injunction or by both; *provided, however*, that the foregoing shall not be construed as prohibiting any of the Members from pursuing any additional remedies for a breach or threatened breach of this Agreement pursuant to Article 10 (Dispute Resolution).

14.6   **Notices**. Except as otherwise provided in this Agreement, all notices required or permitted to be given under this Agreement shall be sufficient and deemed delivered if in writing, as follows: (a) by personally delivering the notice to the party entitled to receive the notice; (b) by depositing the notice in the United States mail in a sealed envelope addressed to the party with postage prepaid, in which case notice shall be deemed given three days after the date of the mailing of the notice; (c) by Federal Express or any other overnight carrier, in which case the notice shall be deemed to be given as of the date the notice is received or refused; or (d) by electronic mail, in which case the notice shall be deemed to be given as of the date sent if sent before 5:00 p.m. Eastern Time or, if not, on the next business day. All notices to the Company shall be addressed to the Company at the Company's registered office. All notices to the Managers and Members shall be sent to their respective addresses as set forth on **Exhibit A** or the most recent books and records of the Company. Any party may specify a different address, by written notice to the Managers, Company, and Members. The change of address shall be effective upon the Managers' receipt of the notice of the change of address.

14.7   **Signed in Counterparts**. This Agreement may be signed in original or by facsimile in any number of counterparts, each of which shall be deemed to be an original, and together the counterparts shall constitute one complete document. Any person may rely on a copy or reproduction of this Agreement that has been certified as being a true copy of this Agreement by a Notary Public or similar court officer.

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14.8   **Prior Agreements**. This Agreement, together with the Articles (as amended), constitutes the entire agreement among the Members pertaining to its subject matter and supersedes all prior and contemporaneous agreements, understandings, records, representations and warranties, both written and oral, whether express or implied, with respect to such subject matter. The Members have not relied on any statement, representation, warranty, or agreement of any other Member, of the Company, or of any other person on behalf of a Member or the Company, including any representations, warranties, or agreements arising from statute or otherwise in law, except for the representations, warranties, or agreements expressly contained in this Agreement.

14.9   **Captions**. Captions are used in this Agreement for the convenience of the parties only and are not intended to be used in the interpretation of this Agreement.

14.10   **No Third-Party Beneficiaries**. Nothing contained in this Agreement shall create or be deemed to create any rights or benefits in any third parties.

14.11   **Amendment**. Neither this Agreement nor the Articles may be amended or modified except with the written consent of all the Members and Managers.

14.12   **Confidentiality**. Except as required by the Managers to carry out the business of the Company or required (or permitted and not subject to waiver) by law, no Member or Manager shall use or divulge to any person or entity whatsoever any information, paper, or document relating to the assets, liabilities, operations, business affairs, or any other information about the Company or any Member, except that a Member may disclose such information about the Company to the Member's attorney, accountant, or other professional advisor (provided that the Member ensures that such individuals abide by the confidentiality terms of this Section). The right to maintain the confidentiality of the affairs of the Company and the Members in connection with the Company's business may be enforced by any Member or by the Company itself by way of an injunction issued out of any court of competent jurisdiction, and this right shall not restrict or take the place of the Members' or the Company's rights to money damages, actual and exemplary, for a violation of the provisions of this Paragraph. Notwithstanding the foregoing, the restrictions imposed by this Section 14.12 do not apply as to any disclosure required (or permitted and not subject to waiver) by applicable law or regulation, including, but not limited to, (if and as applicable) rights relating to communicating alleged violations or seeking whistleblower awards (or those related to communications) with the Securities and Exchange Commission (or similar agency).

14.13   **Ownership and Intellectual Property Rights**. No rights, licenses, trademarks, inventions, copyrights, patents, or other intellectual property rights are implied or granted to any Member under this Agreement. The Members agree that any improvement, discovery, enhancement, idea, writing, work of authorship, invention, and other work product of any nature whatsoever (collectively, "**Work Product**," as further defined below) any Member may (or may be deemed to) create, prepare, produce, author, edit, amend, conceive, find, offer, or participate in connection with the Company (whether prior to or after the date of this Agreement and regardless of when or where the Work Product is prepared or whose equipment or other resources is used in preparing the same) and all printed, physical, and electronic copies, all improvements, rights, and claims related to the foregoing, and other tangible embodiments thereof, as well as any and all rights in and to copyrights, trade secrets, trademarks (and related goodwill), patents, and other intellectual property rights therein arising in any jurisdiction throughout the world and all related rights of priority under international conventions with respect thereto, including all pending and future applications and registrations therefor, and continuations, divisions, continuations-in-part, reissues, extensions, and renewals thereof is, as between the parties, the exclusive property of the Company. Should a Member create certain works for Company that may be copyrighted or copyrightable under the laws of the United States, the Member will be considered to have created a Work Made for Hire as defined in 17 U.S.C. § 101 and the Company (or the Company's designee) shall have the sole right, title, and interest in and to such copyright. In the event that any such work created by a Member does not qualify as a Work Made for Hire, each Member hereby assigns its copyright and all other rights, throughout the world, in and to the work to the Company, or the Company's designee, and irrevocably waives, to the extent permitted by applicable law, any and all claims the Member may now or hereafter have in any jurisdiction to all rights of paternity, integrity, disclosure, and withdrawal and any other rights that may be known as "moral rights" with respect to all Work Product and all intellectual property rights therein. Each Member further agrees to cooperate in obtaining patents, trademarks, copyrights, and any other intellectual property protection the Company deems appropriate, and to execute all documents and to do all things necessary to grant the Company, or the Company's designee, with full and exclusive title thereto and to protect against infringement by others. "**Work Product**" includes, without limitation, all ideas, formulas, designs, logos, graphics, illustrations, web design, work in process, styles,

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audiovisual programs, original works of authorship, client information, composition of matter, concepts, methods, techniques, machines, improvements, innovations, processes, discoveries (whether patentable or non-patentable, copyrightable, or non- copyrightable, or entitled to trademark protection) including, without limitation, those (a) relating to the existing or reasonably foreseeable business interests of the Company, or (b) which relate to or which result from work performed by a Member for the Company, or (c) for which equipment, supplies, facilities or confidential information of the Company are used, or (d) which are developed using the Company's resources, skill, know-how, experience or knowledge.

14.14 **Potential Conflict of Interest; Members Advised to Seek Independent Legal Counsel.** Each Member specifically acknowledges for that Member, and any party claiming by or through that Member, that Company's counsel, Smith Haughey Rice & Roegge and Butzel Long, PC, prepared this Agreement as attorney for Company and not on behalf of any Member as an accommodation to the parties; that no attorney-client relationship exists between such Member and Smith Haughey Rice & Roegge or Butzel Long, PC; that each Member has been advised and has had the opportunity to seek the advice of independent counsel regarding the legal, tax, investment, and economic consequences of entering into this Agreement; that such Member has been advised that a conflict of interest may exist between such Member and the Company and/or the other Members; and that such Member has had the opportunity to have all questions answered before executing this Agreement.

[Remainder of Page Intentionally Left Blank]

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EXHIBIT A

Schedule of Members, Percentage Interests and Capital Contributions,

Member Name and Address	Units	Percentage Interest	Initial Capital Contribution (Value)
James Buford 1391 Wheaton Dr #300 Troy, Michigan 48083	840	84%	$200,000
Shashank Jauhri 8/5 Atur Park Society 5 Koregaon Park Road Pune City, Pune Maharashtra, India 411001	75	7.5%	$100,000
Lascelles Pinnock 20755 Club Lane Northville, Michigan 47167	25	2.5%	$125,000
Scott Ervin 13303 Kemper Rd Alpharetta, Georgia 30004	5	0.5%	$25,000
Greg Scott 11813 Greiner Detroit, Michigan 48205	5	0.5%	$25,000
Anthony Snoddy 2840 Walters Way, Ann Arbor, Michigan 48103	50	5.0%	$300,000
	1,000	100%	$775,000

[Exhibit to Operating Agreement of Jebtal Imports LLC]

EXHIBIT B
Amendment to the Articles of Organization

The Articles of Organization are hereby amended to add Articles V and VI, as follows:

ARTICLE V

The business of the Company will be managed by or under the authority of one or more managers.

ARTICLE VI

Unless otherwise provided by law or in an operating agreement, a person that is a member or manager, or both, of a limited liability company is not liable for the acts, debts, or obligations of the Company. The monetary liability of any manager of the Company for breach of any duty established under Section 404 of the Act is limited to the fullest extent permitted by the Act. The Company will indemnify and hold harmless each member, manager and organizer from and against any and all losses, expenses, claims, and demands sustained by reason of any acts or omissions or alleged acts or omissions of the member, manager or organizer, including judgments, settlements, penalties, fines, or expenses incurred in a proceeding to which the member, manager or organizer is a party or threatened to be made a party because the person is or was a member, manager or organizer to the fullest extent permitted by law or contract.

[Exhibit to Operating Agreement of Jebtal Imports LLC]

Exhibit D   Investor Agreement

THE SECURITIES COVERED BY THIS AGREEMENT HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NONE OF THE SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED, PLEDGED, OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

INVESTMENT AGREEMENT

This is an Agreement, dated _____ by and between Jebtal Imports LLC a Michigan limited liability company (the "Company") and _____ ("Purchaser").

Background

Purchaser wishes to purchase an interest in the Company offered through securelivingrei.com (the "Site"), operated by Secure Living, LLC (the "Intermediary").   The Intermediary is entitled to rely on certain terms of this agreement as if a party hereto.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

Defined Terms.

Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C and its attachments and exhibits, all available at the Site. In this Investment Agreement, we refer to Form C as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your."

1. Purchase of LLC Interest.

1.1. In General. Subject to section 1.2 and the other terms and conditions of this Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, $_____ of the Company's securities described in the Disclosure Document (the "Interest"). We refer to your limited liability company interest as the "LLC Interest" or the "Securities")

1.2. Reduction for Oversubscription. If the Company receives subscriptions from qualified Investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your LLC Interest, as explained in the Disclosure Document.

2. Our Right to Reject Investment.

We have the right to reject your subscription for any reason or for no reason, at our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

3. No Certificate.

You will not receive a paper certificate representing your LLC Interest. If any certificate is prepared in the future, it will contain appropriate restrictive legends.

4. Your Promises.

You promise that:

4.1. **Accuracy of Information.** All of the information you have given to us at the Site (including without limitation information regarding your status as an accredited or non-accredited investor, your financial situation, income, net worth and/or assets, your prior investment history, and your experience in investing in private placements of securities of this nature, including through offerings of securities in crowdfunding offerings under Rule 4(a)(6) of the Securities Act ("Regulation CF"), is true, complete and accurate and we (and the Intermediary) may rely on it. If any of the information you have given to us or the Intermediary changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us or to the Intermediary is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

4.2. **Review of Information.** You have read all of the information in the Disclosure Document, including all the exhibits. Without limiting that statement, you have reviewed the Operating Agreement of the Company (attached as an exhibit to the Disclosure Document) and understand its terms, including those dealing with distributions.

4.3. **Risks; Limited Voting Rights.** You understand all of the risks of investing, including the risk that you could lose all of your money. Without limiting that statement, you have reviewed and understood all of the risks described in the Disclosure Document. You understand that there are limited voting rights associated with the Securities, and consequently, you will have limited power to impact the operations of the Company.

4.4. **No Representations; Valuation.** Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment. Purchaser acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. Purchaser further acknowledges that future offerings of securities by the Company may be made at lower valuations, with the result that Purchaser's investment will bear a lower valuation.

4.5. **Opportunity to Ask Questions.** You have had the opportunity to ask questions about the Company and the investment at the Site. All of your questions have been answered to your satisfaction.

4.6. **Your Legal Power to Sign and Invest.** You have the legal power to sign this Investment Agreement and purchase the LLC Interest. Your investment will not violate any contract you have entered into with someone else.

4.7. **Acting On Your Own Behalf.** You are acting on your own behalf in purchasing the LLC Interest, not on behalf of anyone else.

4.8. **Investment Purpose.** You are purchasing the LLC Interest solely as an investment, not with an intent to re-sell or "distribute" any part of it.

4.9. **Knowledge.** You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

4.10. **Financial Wherewithal.** You can afford this investment, even if you lose your money. You don't need this money for your current needs, like rent or utilities.

4.11. **No Government Approval.** You understand that no state or federal authority has reviewed this Investment Agreement or the LLC Interest or made any finding relating to the value or fairness of the investment.

4.12. **Restrictions on Transfer.** You understand that the LLC Interest may not be transferrable and that securities laws also limit transfer. This means you will probably be required to hold the LLC Interest indefinitely. Purchaser agrees that Purchaser will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding and in compliance with the Company's Operating Agreement. Without limiting the foregoing, Purchaser agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Investment Agreement, it shall not transfer such securities except:

i.   To the Company;

ii.   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

iii.   As part of an offering registered under the Securities Act with the SEC; or

iv.   To a member of the Purchaser's family or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstance.

Purchaser understands further that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable under the Securities Act, a secondary market in the Securities may not develop. Purchaser understands that for these and other reasons, Purchaser may not be able to liquidate an investment in the Securities for an indefinite period of time.

4.13. **No Advice.** We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

4.14. **Tax Treatment.** We have not promised you any particular tax outcome from owning the LLC Interest.

4.15. **Past Performance.** You understand that even if we have been successful in the past, this doesn't mean we will be successful with your LLC Interest.

4.16. **Money Laundering; "Bad Actor" Compliance.** The money you are investing was not acquired from "money laundering" or other illegal activities. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information by law.

Purchaser hereby represents that none of the "bad actor" disqualifying events described in Rule 503 of Regulation CF (a "Disqualification Event") is applicable to Purchaser or any of its

Rule 503 Related Parties. For purposes of this Agreement, "<u>Rule 503 Related Party</u>" shall mean with respect to any person, any other person that is a beneficial owner of such Purchaser's securities for purposes of Rule 503 of Regulation Crowdfunding. Purchaser agrees that, if Purchaser owns twenty percent (20%) or more of the Company's outstanding membership units at any time or otherwise becomes subject to Rule 503 of Regulation CF, Purchaser will complete, and cause any of its directors, officers, managers, partners or owners who are a beneficial owner of twenty percent (20%) or more of Purchaser's outstanding membership units to complete, a "Disqualification Event Questionnaire" containing representations as to potential Disqualification Events, and such questionnaire shall constitute a representation and warranty by Purchaser under this Investment Agreement. Purchaser will immediately notify the Company in writing if it becomes subject to a Disqualification Event at any date after Purchaser completes a Disqualification Event Questionnaire. If Purchaser becomes subject to a Disqualification Event at any date after the date that Purchaser completes a Disqualification Event Questionnaire, Purchaser agrees and covenants to use Purchaser's best efforts to coordinate with the Company (i) to provide documentation as reasonably requested by the Company related to any such Disqualification Event and (ii) to remedy such Disqualification Event (including, in the sole discretion of the Company, through the repurchase of all or any portion of the Securities from the Subscriber, out of funds legally available therefor, at the Repurchase Price (as defined below)) such that the Disqualification Event will not affect in any way the Company's or its affiliates' ongoing and/or future reliance on the exemptions available under Regulation CF promulgated under the Securities Act.

4.17. **Additional Documents.** You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

4.18. **Authority.** If the Purchaser is an entity (for example, a partnership or corporation), then the individual signing this Investment Agreement has the legal authority to do so.

5. Confidentiality.

The information on the Site, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the LLC Interest.

6. Re-Purchase of LLC Interest; CF SPV.

6.1   If we determine (in our sole discretion) that you provided us or the Intermediary with inaccurate information or have otherwise violated your obligations set forth herein or in the Operating Agreement, we may (but shall not be required to) repurchase your LLC Interest for an amount equal to the lesser of (1) the Original Purchase Amount or (2) fair market value of the LLC Interest, as determined in good faith by the Company (the "<u>Repurchase Price</u>").

6.2   In the event the Managers of the Company determine in good faith that it is advisable for the Company to utilize a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued pursuant to Regulation CF (a "CF SPV") in the future, you hereby consent to such reorganization and the issuance of interests in such CF SPV in exchange for the Securities and agree to take any and all actions determined by the Managers of the Company in good faith to be advisable to consummate such reorganization.

7. Execution of Operating Agreement.

By signing this Agreement, you are also signing the Operating Agreement, just as if you had signed a paper copy of the Operating Agreement.

8. Governing Law.

Your relationship with us shall be governed by the Michigan law, without taking into account principles of conflicts of law.

9. Arbitration.

9.1. **Right to Arbitrate Claims.** If any kind of legal claim arises between us, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, claims arising under the Operating Agreement will be handled as provided in the Operating Agreement.

9.2. **Place of Arbitration; Rules.** All arbitration will be conducted in the State of Michigan unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

9.3. **Appeal of Award.** Within 30 days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

9.4. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

9.5. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision, or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

10. Consent to Electronic Delivery.

You agree that we may deliver all notices, tax reports, and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address, so we can send information to the new address.

11. Notices.

All notices between us will be electronic. You will contact us by email at r.buford@jebtalimports.com. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

12. Limitations on Damages.

WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

13. Waiver of Jury Rights.

IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

14. Miscellaneous Provisions.

14.1. **No Transfer.** You may not transfer your rights or obligations.

14.2. **Right to Legal Fees.** If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

14.3. **Headings.** The headings used in this Investment Agreement (e.g., the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

14.4. **No Other Agreements.** This Investment Agreement and the documents it refers to are the only agreements between us.

14.5. **Electronic Signature.** You will sign this Investment Agreement electronically, rather than physically.

[SIGNATURES CONTAINED ON FOLLOWING PAGES]

SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.   The undersigned investor agrees that by signing below, such investor agrees to the terms of the Operating Agreement and that this signature page shall act as a joinder to such agreement.

By: _____

Investor Signature

ACCEPTED:
JEBTAL IMPORTS LLC

(Sign) _____
James Buford, President

Acceptance Date: _____

Exhibit E   Convertible Note

THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATES IN THE UNITED STATES. AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FROM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.


CONVERTIBLE PROMISSORY NOTE

Note Purchaser:_____

Date of Note:_____

Principle Amount of Note:_____


For value received Jebtal Imports, LLC a corporation (the "**Company**"), promises to pay the undersigned holder or such party's assigns (the "**Holder**") the principal amount set forth above with simple interest on the outstanding principal amount at the rate of 18% per annum. Interest shall commence with the date hereof and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after October 31, 2027 (the "**Maturity Date**").

1. **BASIC TERMS.**
    a. **Series of Notes.** This convertible promissory note (the "**Note**") is issued as part of a series of notes designated by the Note Series above (collectively, the "**Notes**") and issued in a series of multiple closings to certain persons and entities (collectively, the "**Holders**"). The Company shall maintain a ledger of all Holders.
    b. **Payments.** All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Holders. All payments shall be applied first to accrued interest, and thereafter to principal.
    c. **Prepayment.** The Company may not prepay this prior to the Maturity Date without the consent of the Holders of a majority of the outstanding principal amount of the Notes (the "**Majority Holders**")

2. **CONVERSION AND REPAYMENT**
    a. **Conversion Upon Qualified Financing**. In the event that the Company issues and sells shares of its equity securities ("**Equity Securities**") to Holders (the "**Holders**") While this Note remains outstanding in an equity financing with total proceeds to the Company of not less than $5,000,000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a "**Qualified Financing**"), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further actions by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of
        i. the price paid per share for Equity Securities by the Holders in the Qualified Financing multiplied by 0.7, and

    ii.   the quotient resulting from dividing $5,000,000 by the number of shares outstanding shares of common stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company Issuable upon the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)). The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing. Notwithstanding this paragraph, if the conversion price of the Notes as determined pursuant to this paragraph (the "**Conversion Price**") is less than the price per share at which Equity Securities are issued in the Qualified Financing, the Company may solely at its option, elect to covert this Note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as Equity Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable):

  i.   the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protections, which will equal the Conversion Price; and

  ii.   the per share dividend which will be the same percentage of the Conversion Price as applied to determine the per-share dividends of the Holders in the Qualified Financing relative to the purchase price by the Holders.

b. **Conversion Upon a Change of Control.** If the Company consummates a Change of Control (as defined in the Convertible Note) while this Note remains outstanding, the Company shall repay the Holder in cash in an amount equal to the outstanding principal amount of this Note plus any unpaid accrued interest on the original principal. For purposes of this Note, a "**Change of Control**" means: A consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger, or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger, or reorganization. Any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or The sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is canceled or converted or a combination therefore. The Company shall give the Holder notice of a change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control shall be subject to any required tax withholdings and may be made by the Company (or any party to such Change of Control or its agent) following the Change of Control in connection with payment procedures established in connection with such Change of Control.

c. **Procedure for Conversion**. In connection with any conversion of this Note into capital stock, the Holder shall surrender this Note to the Company and deliver to the Company any documentation reasonably required by the Company (including, in the case of a Qualified Financing, all financing documents executed by the Holders in connection with such qualified financing) The Company shall not be required to issue or deliver the capital stock into which this Note may convert until the Holder has surrender this Note to the Company and delivered to the Company any such documentation. Upon the conversion of this Note into capital stock pursuant to the terms hereof, in lieu of any fractional shares to which the Holder would otherwise be entitled, the Company shall pay the holder cash equal to such fraction multiplied by the price at which this Note converts.

d. **Interest Accrual**. If a change of Control or Qualified Financing is consummated, all interest on this Note shall be deemed to have stopped accruing as of a date selected by the Company that is up to 10 days before the signing of the definitive agreement for the Change of Control or Qualified Financing.

3. **REPRESENTATIONS AND WARRANTIES**
   a. **Representations and Warranties of the Company:** The Company hereby represents and warrants to the Holder that:
      i. **Organization and Good Standing**: The Company is a corporation duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own its properties and to carry on its business as now conducted.
      ii. **Authority and Enforceability**: The Company has the requisite corporate power and authority to execute, deliver, and perform its obligations under this Agreement. The execution, delivery, and performance by the Company of this Agreement have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, and similar laws affecting creditors' rights generally and equitable principles of general applicability.
      iii. **No Conflicts**: The execution, delivery, and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) conflict with or violate any provision of the Company's articles of incorporation, bylaws, or other governing documents, (b) conflict with or violate any law or governmental order applicable to the Company or by which any of its properties or assets is bound, or (c) result in any breach of, or constitute a default (or event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration, or cancellation of, any material contract to which the Company is a party.
      iv. **Capitalization**: All of the issued and outstanding shares of the Company's capital stock have been duly authorized, validly issued, fully paid, and non-

assessable. There are no outstanding options, warrants, convertible securities, or other rights, agreements, arrangements, or commitments of any character relating to the capital stock of the Company or obligating the Company to issue or sell any shares of capital stock of, or any other interest in, the Company.

v. **Compliance with Laws**: The Company is in compliance with all applicable laws, including federal, state, and local laws, rules, regulations, ordinances, orders, and codes, except where non-compliance would not have a material adverse effect on the Company's business or operations.

vi. **Litigation**: There are no actions, suits, proceedings, claims, or investigations pending or, to the knowledge of the Company, threatened against the Company or any of its properties or assets by or before any court or governmental authority which, if determined adversely to the Company, would reasonably be expected to have a material adverse effect on the Company's business or operations.

vii. **Financial Statements**: The Company has delivered to the Holder its financial statements for the 2023 ended December 31 (the "**Financial Statements**"). The Financial Statements (a) are true, complete, and correct in all material respects, (b) have been prepared in accordance with generally accepted accounting principles (GAAP) applied on a consistent basis throughout the periods indicated, and (c) fairly present in all material respects the financial condition and operating results of the Company as of the dates, and for the periods, indicated therein.

viii. **Regulatory Compliance**: The Company is in compliance in all material respects with all regulations applicable to the offering of securities under Regulation Crowdfunding, including all necessary filings with the Securities and Exchange Commission and any state securities regulators.

ix. **No "Bad Actor" Disqualification**. The Company had exercised reasonable care to determine whether any Company Covered Person (as defined below) is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii), as modified by Rules Rule 506(d)(2) and Rule 506(d)(3), under the Act ("**Disqualification Events**"). To the Company's knowledge, no Company Covered Person is subject to a Disqualification Event. The Company has complied, to the extent required, with any disclosure obligations under Rule 506€ under the Act. For purposes of this Note, "**Company Covered Person**" are those persons specified in Rule 506(d)(1) under the Act; provided, however, that Company Covered Person do not include (a) any Holder, or (b) any person or entity that is deemed to be affiliated issuer of the Company solely as a result of the relationship between the Company and any Holder.

x. **Offering**. Assuming the accuracy of the representations and warranties of the Holder contained in subsection (b) below, the offer, issue and sale of this Note and the Conversion Securities (collectively, the "**Securities**") are and will be exempt from the registration and prospectus delivery requirements of the Act, and have been registered or qualified (or are exempt from registration and qualification) under the registration, permits or qualification requirements of all applicable state securities laws.

xi. **Use of Proceeds**. The Company shall use the proceeds of this Note solely for the operations of its business, and not for any personal, family or household purpose.

b. **Representations and Warranties of the Holder**: The Holder hereby represents and warrants to the Company as of the date hereof as follows:

i. **Authority**: The Holder has full power and authority to enter into this Agreement and to perform its obligations hereunder. This Agreement constitutes a valid and binding obligation of the Holder, enforceable against the Holder in accordance with its terms, subject to applicable bankruptcy, insolvency, and similar laws affecting creditors' rights generally and equitable principles of general applicability.

ii. **Investment Intent**: The Holder is acquiring the Convertible Note for its own account for investment purposes only and not with a view to or for sale in connection with any distribution thereof, nor with any present intention of selling or distributing the same.

iii. **Accredited Holder Status**: The Holder is an "accredited Holder" as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the "**Securities Act**"), or, if the Holder is not an accredited Holder, the Holder has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of such investment.

iv. **Access to Information**: The Holder has been given access to full and complete information regarding the Company and has utilized such access to its satisfaction for the purpose of obtaining such information regarding the Company as the Holder has reasonably requested. The Holder has received and reviewed the Company's offering materials and has had an opportunity to ask questions of and receive answers from, the Company and its representatives regarding the terms and conditions of the investment.

v. **Investment Risks**: The Holder acknowledges that investment in the Convertible Note involves a high degree of risk, and the Holder is in a financial position to bear the economic risk of this investment, including a complete loss of the investment. The Holder recognizes that the Company has a limited operating history and that the investment in the Convertible Note is highly speculative.

vi. **No Brokers**: No broker, finder, investment banker, or other person is entitled to any brokerage, finder's, or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Holder.

vii. **No "Bad Actor" Disqualification**. The Holder represents and warrants that neither (A) the Holder nor (B) any entity that controls the Holder or is under the control of, or under common control with, the Holder, is subject to any Disqualification Events covered Rule 506(d)(1)(i) through (viii) under the Act and disclosed in writing in reasonable detail to the Company. The Holder represents that the Holder has exercised reasonable care to determine the accuracy of the representation made by the Holder in this paragraph, and agree to notify the Company if the Holder becomes aware of any fact that makes the representation given by the Holder hereunder inaccurate.

viii. **Forward-Looking Statements**: With respect to any forecasts, projections of results, and other forward-looking statements and information provided to the Holder, the Holder acknowledges that such statements were prepared based upon assumptions deemed reasonable by the Company at the time of preparation. There is no assurance that such statements will prove accurate, and the Company has no obligation to update such statements.

4. **EVENTS OF DEFAULTS**

   a. If there shall be any Event of Default (as defined below) hereunder, at the option and upon the declaration of the Majority Holders and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under subsection (ii) or (iii) below), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an "Event of Default":

      i. The Company fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any unpaid accrued interest or other amounts due under this Note on the date the same becomes due and payable.

      ii. The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

      iii. An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company)

   b. In the event of any Event of Default hereunder, the Company shall pay all reasonable attorneys; fees, and court costs incurred by the Holder in enforcing and collecting the Note.

5. **MISCELLANEOUS PROVISIONS**

   a. **Notices**. All notices, requests, demands, or other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given upon receipt if delivered by hand or via email, or within three (3) business days if mailed by certified or registered mail, return receipt requested, with postage prepaid. Notices shall be addressed to the respective parties.

   b. **Governing Law**. This Agreement shall be governed by and construed in accordance with the laws of Michigan without regard to its conflict of law principles.

   c. **Entire Agreement**. This Agreement, including any exhibits and schedules hereto, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, regarding such subject matter.

   d. **Amendments and Waivers**. No amendment or waiver of any provision of this Agreement shall be effective unless it is in writing and signed by the Company and the holders of a majority in principal amount of the Notes then outstanding. Any waiver of any term or condition of this Agreement shall not operate as a waiver of any other breach of such term or condition or of any other term or condition, nor shall any failure to enforce any provision hereof operate as a waiver of such provision or any other provision.

e. **Severability**. If any provision of this Agreement is held to be invalid, illegal, or unenforceable under applicable law, such provision shall be deemed amended to conform to applicable law so as to be valid and enforceable, or, if it cannot be so amended without materially altering the intention of the parties, it shall be stricken, and the remaining provisions of this Agreement shall remain in full force and effect.

f. **Assignment**. Neither this Agreement nor any of the rights, interests, or obligations hereunder may be assigned by either party without the prior written consent of the other party, provided, however, that the Company may assign this Agreement without such consent to a successor entity in the event of a merger, consolidation, or sale of all or substantially all of the Company's assets.

g. **Counterparts**. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures delivered by facsimile or electronic mail shall be deemed original signatures for all purposes.

h. **Headings**. The headings in this Agreement are for the convenience of reference only and shall not limit or otherwise affect the meaning hereof.

i. Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

j. **Waiver of Jury Trial**. EACH PARTY HERETO WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT.

k. **No Strict Construction**. The parties to this Agreement have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

By: _____

Holder Signature

ACCEPTED:

JEBTAL IMPORTS LLC

(Sign) _____

James Buford, President

Acceptance Date: _____

Exhibit F Pitch Deck


JEBTAL
Living a quality, peaceful, life
NITRILE GLOVES
MADE WITH AMERICAN STANDARDS
MEDICAL EXAM
FDA 510K - CHEMO RATED
FOOD GRADE
HIGH QUALITY
INDUSTRIAL
LIGHT & HEAVY

MANUFACTURING BUSINESS PLAN OVERVIEW

DISTRIBUTION | MANUFACTURING | TECHNOLOGY



Jebtal Imports, LLC
Manufacturing Plan
State of Michigan

Jebtal Imports, LLC responded to a US Department of Defense solicitation in 2021 to return PPE manufacturing to the United States. The government will guarantee financing up to 80% of the project. Our initial plan is to build a manufacturing plant in Saginaw County. Saginaw County has the following Opportunities:



1.   Up to 80 acres of land invested by the State of Michigan
    1.   New Sewer
    2.   New utility station
    3.   And plenty of water access
2.   Rural Area - Funding opportunities from the government (State, Federal)
3.   Local state health systems to secure production lines.
4.   Local state of Michigan to secure production lines.

Jebtal Imports, LLC is actively engaged in discussions with key stakeholders, including the Michigan Economic Corporation, the Saginaw City Mayor, and the county State Representative. We aim to secure the opportunity for free land and begin construction of the plant by the fall of 2024, a testament to our commitment and progress on this project.

The business plan was created in 2022, and we anticipate a 20 to 30 percent increase due to inflation. However, we need fresh quotes from the manufacturers and construction companies.



Jebtal Imports, LLC
Manufacturing Plan
State of Ohio

Following the solicitation, Jebtal swiftly established the Jebtal Nitrile Glove brand. With FDA approval secured in 2023, Jebtal has successfully positioned itself in the health systems and state government agencies across Michigan and Ohio. The state of Ohio, the city of Cleveland, and Metro Health are actively advocating for Jebtal to expand its manufacturing and distribution operations in that area. Here are the distinct opportunities that await:

1. The state of Ohio is looking for 40 – 80 acres in the Cleveland or Toledo area. Jebtal requested the following:
2. New Sewer
    1. New Utilities station
    2. And plenty of water access
3. Jebtal requested an opportunity zone for investment perks
4. State Funding opportunities up to $100 million
5. Local state health systems to secure production lines. (Metro Health, Cleveland Clinics, and Promedica)
6. Local state of Ohio to secure production lines.



Jebtal is currently working with the parties above to see if the state of Ohio is a good fit. The Cleveland Port is the largest export port in the USA, with medical instruments being one of the top goods.

Cleveland is competing very hard for Jebtal manufacturing and distribution.

Manufacturing Technology and Automation

To set us apart, after Jebtal has completed its factory, we plan to build more plants in the US, Kenya, and India in the future. Technology and automation will allow us to build efficient production lines to produce gloves cheaply and compete with offshore markets.

We have also registered our company in other states and countries. The next few slides show the states and countries where we are registered.

DISTRIBUTION | MANUFACTURING | TECHNOLOGY



Jebtal Imports Domestically

Establishing relationships to strengthen our production.

A local presence helps relationships grow stronger.



Jebtal Imports, LLC
Corporate Headquarters - Canton, Michigan
Manufacturing – Saginaw Michigan
(Future Plans, 2026)



Jebtal Imports Ohio, LLC
Distribution Headquarters – Cleveland, Ohio
Coming 2024



Jebtal Imports New Jersey, LLC
Distribution



Jebtal Imports Georgia, LLC
Distribution

COMING SOON!

Texas
Distribution

California
Distribution



Jebtal Imports Worldwide

We are branding Jebtal Brands worldwide to create export opportunities from the USA and around the globe. **We are the future!**

JEBTAL IMPORTS INDIA PRIVATE LIMITED



Jebtal Imports Canada Inc.



DISTRIBUTION BUSINESS PLAN OVERVIEW

DISTRIBUTION | MANUFACTURING | TECHNOLOGY



Jebtal Imports, LLC
Distribution Plan

Jebtal created a business plan at the end of 2023 to raise $600,000 for 2024 distribution. We haven't completed our fundraiser yet and continue to lobby investors to finalize the round.

As we progress in our fundraising efforts, we are maintaining a strong focus on our sales model, a key component of our 2024 business plan. Our approach includes [specific strategies or initiatives], demonstrating our commitment to sustainable growth.

1. Jebtal is in clinical testing phases with the following health systems.
2. Corewell Health (Michigan)
   1. Metro Health (Ohio)
   2. Cleveland Clinics (Ohio)
   3. Parkland Health (Texas)
3. Obtain loans for domestic stock – Jebtal has received loans to import our current domestic stock.
4. Partnered with a large 3PL and moved into a 300,000 sq ft. facility to store domestic stock

Our goal is to generate production contracts under our minority status. Hospitals all over the country now have set-asides for minority entities. Jebtal is currently 1 of 2 active minority manufacturers of Nitrile Gloves.

Company Success Record

2020	Secured Schematics from Asia to properly build Nitrile Glove Asian Style Manufacturing in the USA. We met with top automation companies in Grand Rapids, Mi to confirm the ability to prefabricate production lines in USA.
2021	Responded to a Government Solicitation for US manufacturing of Nitrile Gloves. Results: Department of Defense would like us to partner with larger company to secure financing from DFC (US Development Finance Corporation).
2022	Approved for government certifications. Approved for minority status (MBE) and responded to a sources sought with U.S. Human Health Services. Currently in discussion with HHS procurement team on a high level.
2022	Registered to be a DAPA manufacture. Waiting on contract award from the government to activate distribution contract with Cardinal Health and Owens and Minor who are the Prime Vendors for DLA medical supplies. **Preparing to be put on GSA schedule**.
2022 2023	**FDA U.S. FOOD & DRUG** ADMINISTRATION Approved **Cardinal**Health Approved Distributor

How we set ourselves apart.

Jebtal Imports, LLC has developed relationships with organizations throughout the US to market and to help us establish relationships with local, and state governments and corporations. We are quickly gaining momentum by patiently going through multiple processes to gain their trust to do business.













Michigan Minority Supplier Development Council

Saginaw Future

Minority Business Development Agency Business Center U.S. Department of Commerce

Northwest Michigan APEX Accelerator

vizient

PREMIER

Health systems and Corporations in process.















Corewell Health

Cleveland Clinic

The Ohio State University Wexner Medical Center

Parkland Community Health Plan

UT Southwestern Medical Center

TELECOM

ONCOR THINK BIG. THINK TEXAS.

Future Production Line Security

We are currently discussing a strategic Partnership with Phare Medica, to handle their North American production, they are the largest Canadian Glove manufacture for the Canadian government.



Phare Médica

© Jebtal Manufacturing Company jebtalimports.com





JEBTAL
Living a quality, peaceful, life.
HOSPITAL
U.S. Department of Health & Human Services
U.S. FOOD & DRUG ADMINISTRATION
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Proprietary Name: Jebtal Nitrile Examination Gloves
Classification Name: POLYMER PATIENT EXAMINATION GLOVE
Product Code: LZA
Device Class: 1
Regulation Number: 880.6250
Medical Specialty: General Hospital
Registered Establishment Name: JEBTAL IMPORTS
Registered Establishment Number: 3017820118
Premarket Submission Number: K110418
Owner/Operator: Jebtal Imports
Owner/Operator Number: 10087106
Establishment Operations: Repackager/Relabeler
Page Last Updated: 03/04/2024
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Exhibit G   Business Plan





Table of Contents

Table of Contents..i

Executive Summary...1

Opportunity...3

    Problem & Solution...3

    Target Market..4

    Competition...4

Execution...6

    Marketing & Sales..6

    Operations...8

Company..8

    Overview..8

    Team...9

Financial Plan..10

    Forecast...10

    Financing...11

Appendix..15

i

Executive Summary

Jebtal Imports, LLC (Jebtal) is a certified minority supplier based in Michigan, specializing in the private labeling and manufacturing of nitrile gloves for the medical, food, and industrial sectors. We have a production contract with a monthly capacity of 2.5 million boxes of 100 gloves. Our dedicated international teams collaborate closely with our manufacturing partner in Thailand, ensuring a comprehensive understanding of our production processes. This collaboration allows us to import a significant portion of our products to the United States. To support our operations, we have established Jebtal Imports India Private LTD (Jebtal India) in India.

Problem:

The United States has historically been one of the world's largest manufacturing economies, contributing significantly to overall economic growth. However, the global manufacturing landscape has undergone substantial changes in recent years. While the United States remains a major player in global manufacturing, its share of global manufacturing output has declined compared to emerging economies like China.

Solution:

Our solution is to bring manufacturing back to the United States by implementing advanced processes to produce high-quality nitrile gloves. We believe that the future of automation, including AI, holds immense promise and potential for transformative impact. To achieve success, we rely on the expertise of our partners and aim to distribute quality products on a large scale in the USA.

Market and Operations:

Our target market primarily consists of government, private, and public businesses in the United States. Small businesses are expected to be our largest bulk buyers, particularly those in need of reliable delivery. In the government market, we primarily act as an intermediary for our manufacturers, leveraging GSA price schedules and other national government-only programs. Currently, Jebtal operates a distribution center in Canton, Michigan, spanning over 10,000 sq. ft.

1

Financial Highlights:

Our revenue streams will primarily come from business-to-business (B2B) and business-to-consumer (B2C) sales. We should cross monthly sales of 2.5 Mil $ by 2024 and 4.5 Mil $ by 2025.



The 5-year projections giving exceptional returns to investors.



Financing Needed:

We are seeking an investment of $600,000 to support inventory for future sales, operations and sales expenses. In exchange, we offer an _interest-bearing, convertible equity_ stake in the business entity. The enterprise valuation is expected to cross hundreds of million dollars in the coming years.

2

Opportunity

Problem & Solution

Problem Worth Solving

Supply Chain Challenges and Quality Concerns

The United States is struggling to meet the demand for quality nitrile glove production. Domestic manufacturing capacity has declined due to the shift to countries with lower labor costs. Additionally, the lack of specialized machinery and raw materials hinders production. Concerns have also arisen regarding the quality of some nitrile gloves in the market, including the presence of counterfeit products. The increased demand during the pandemic may have led to a compromise in quality by some manufacturers.

Our Solution

Jebtal Imports is actively addressing the current issue faced by the United States and several other countries regarding the production of nitrile gloves. To begin tackling this challenge, we have initiated a partnership with an international manufacturer that boasts over 30 years of expertise in producing high-quality nitrile gloves. We are in the process of acquiring valuable knowledge and insights, spanning from raw material sourcing to the final production stages.

Our product line currently consists of three premium nitrile glove variants: medical exam gloves, food-grade gloves, and industrial gloves. All our products have undergone rigorous testing by the FDA and reputable third-party professionals. We are proud to announce that our gloves are being favorably compared to, if not considered among, the finest gloves available on the market.

Our comprehensive solution also involves educating our customers about the importance of prioritizing quality over solely low costs. Opting for cheaper products often leads to inferior materials and a significant increase in waste throughout the procurement process, which defeats the purpose of pursuing cost-effectiveness.

It is crucial to acknowledge that effectively overcoming the challenges associated with nitrile glove production and meeting the surging demand necessitates a collaborative effort from various stakeholders. This includes manufacturers, government agencies, and healthcare organizations. By investing in domestic production capabilities and diversifying the supply chain, the United States can decrease its reliance on imported nitrile gloves and bolster its resilience during times of crisis.

3

Target Market

Our market segmentation focuses on government, private, and public businesses in the US due to increased demand for PPE goods. Small businesses are our potential bulk buyers, while the government segment requires us to act as intermediaries. We aim to increase our market share in this segment by offering value-added services and support. We are also MBE certified, allowing us to pursue set-aside opportunities. The combined value of the health industry and government contracts exceeds 1 billion dollars.

Our largest segment is e-commerce buyers, who are accustomed to purchasing goods online. In 2020, over 2 billion people worldwide made online purchases, and e-retail sales exceeded $4.2 trillion. Global retail e-commerce sales grew by over 25% during the pandemic years. Online purchasing through trusted platforms has become popular among small to large businesses, with almost half of companies making online purchases at least once a week.

According to digitalcommerce360.com, there is a shift away from traditional procurement methods towards e-commerce, as corporate buyers prefer the ease and convenience it offers.

Competition

Current Alternatives

Here is a list of our competitors in the Health and Government Industries:

1. Kimberly-Clark: Known for high-quality nitrile gloves under the brand KleenGuard.

2. Cardinal Health: Trusted brand providing medical and laboratory nitrile gloves.

3. Medline: Popular choice for healthcare professionals with their FitGuard gloves.

4. McKesson: Highly regarded for their quality Confiderm 3.5 exam gloves.

5. Owen and Minor: Provides outstanding barrier protection with their Exam Gloves.

Other Industries (Food, Construction, Janitorial, and more)

1. Ansell: Well-known brand with durable nitrile gloves for medical and industrial use.

2. Hartalega: Leading manufacturer with innovative gloves for various industries.

3. Ammex: Popular brand offering high-quality nitrile gloves with excellent dexterity.

4

It's important to note that 80% of the leading glove brands are manufactured offshore. However, there is a growing interest in domestic production. The top 5 companies mentioned earlier are currently the primary vendors for the majority of the government and health industry in the USA, particularly for Nitrile Gloves.

Here are two American manufacturers leading the way in domestic production:

American Nitrile

American Nitrile is a privately held company based in Grove City, Ohio. They specialize in manufacturing medical and research/lab gloves for healthcare, government, and industrial use. With a 530,000-square-foot manufacturing facility and six state-of-the-art assembly lines, they are the largest and only fully operational manufacturer of nitrile gloves in the United States.

Production Capacity: 1.2 million boxes of gloves per month.

Rhino Health

Rhino Health produces American-made nitrile disposable gloves. With their advanced manufacturing facility in Fort Worth, Texas, they are meeting the increasing national demand for durable American-made gloves.

Production Capacity: 1.2 million boxes of gloves per month.

Our Advantages

As a minority company, Jebtal focuses on targeting corporate diversity and inclusion departments to position itself as a qualified minority vendor. We offer competitive pricing and live presentations to demonstrate our ability to deliver at the same level as competitors. Here are potential opportunities we are actively pursuing in 2024:

1. Supplier Diversity Programs Relations: Expanding and encouraging supplier diversity programs can create opportunities for minority-owned businesses to compete for contracts.

2. Access to Capital: Jebtal seeks initiatives that provide financial support, such as grants, loans, or venture capital, to facilitate company growth.

3. Mentorship and Training Programs: Jebtal actively seeks mentorship and training programs and has connections with experienced business leaders.

5

4. Government Contracts: Jebtal is applying for 8a status and becoming a GSA vendor for medical devices.

5. Collaboration and Partnerships: Jebtal is establishing joint venture partnerships with Indian and women-owned businesses to take advantage of government set-asides.

These opportunities should be pursued alongside strategies that promote equality and address systemic barriers. By supporting minority-owned companies, we can foster a more inclusive and prosperous business environment.

Jebtal's ultimate goal is to become the leading US manufacturer of Nitrile Gloves, and companies like Medline and McKesson have shown interest in our domestic production plans.

Execution

Marketing & Sales

Marketing Plan

Market Analysis

The Covid-19 pandemic has increased the demand for essential goods worldwide. JEBTAL has conducted a market analysis and identified potential customers including governments, hospitals, and corporations. Our goal is to establish JEBTAL as a trusted supplier by partnering with domestic manufacturers and leveraging technology for efficient operations.

Unique Selling Proposition

Nitrile gloves offer superior durability and chemical resistance compared to latex gloves. They are well-suited for hazardous environments and medical settings. Jebtal offers a wide range of disposable nitrile gloves with enhanced user experience.

Branding and Positioning

Jebtal has developed a strong brand identity for our Nitrile Gloves and positions them as high-quality and reliable choices for safety and protection.

Competitive Pricing

Jebtal focuses on quality and assurance to offer competitive prices while reducing costs and minimizing waste for our customers.

6

Distribution Channels

Our primary distribution channels are our e-commerce platforms, including jebtal.com and jebtalamart.com. We also work with authorized distributors and utilize targeted campaigns on search engines and social media for marketing purposes. Additionally, we engage in direct marketing to businesses of all sizes and receive bulk orders through production contracts.

Promotional Activities

Jebtal implements a comprehensive promotional plan including online advertising, trade shows, social media marketing, and collaborations with influencers or industry experts.

Customer Relationship Management

We prioritize strong customer relationships by providing excellent customer service, product education and training, and timely issue resolution.

Market Expansion

Jebtal is expanding its market by exploring export opportunities to countries like Canada, India, and several countries in Africa. We are also targeting other industries within the United States that require Nitrile Gloves for protection.

Monitoring and Evaluation

Jebtal continuously evaluates the effectiveness of our marketing efforts using key performance indicators (KPIs) such as sales volume, market share, customer feedback, and return on investment (ROI). This allows us to refine and optimize our marketing strategies.

Sales Plan

Our strategy as a certified minority supplier is to secure production contracts from large organizations, corporations, and government agencies through minority-owned business programs. The government has committed to allocating 25% of its business to minority-owned companies, while General Motors has allocated close to 17%. We will focus on targeting medical organizations with multiple programs for minority suppliers, marketing our key branded products online across the USA. We will also allocate a significant portion of our marketing investment to online campaigns, using social media and commercials to bring manufacturing back to the United States. In terms of our financial forecast, we expect impressive cash flow activity based on our performance, even with capturing less than 1% of the industry's business. Our top branded private label products will be a primary focus for the healthcare industry, and we will work closely with procurement officers in hospitals to secure contracts. Once our

7

website is complete, we will prioritize building brand awareness and driving traffic to our own website. We will create content to market our business model and actively promote it on various platforms. We will also utilize e-commerce platforms like SAM.gov and the Defense Logistics Agency to target government agencies. Additionally, we are registered vendors for multiple states and counties, actively participating in bid opportunities. We are also in discussions with food and grocery retail distribution corporations to establish relationships and promote our range of products.

Operations

Jebtal relocated to a new facility in Canton, Michigan in late 2023. We partnered with WF Whelan company to enhance our product fulfillment capabilities. Our state-of-the-art facility spans 1 million square feet with an additional 10,000 square feet for future opportunities. This strategic move positions Jebtal for growth and valuable partnerships.

Company

Overview

Ownership & Structure

JEBTAL *Imports*, LLC is a Michigan Limited Liability based company that is majority-owned by its founder, along with a group of businesspeople in the United States and India. Below is the percentage breakdown of ownership, by date joined:

Member Name	Units	Percentage Interest	Date of Investment
James Buford	840	84.00%	5/1/2020
Shashank Jauhri	75	7.50%	5/1/2020
Lascelles Pinnock	25	2.50%	5/1/2020
Scott Ervin	5	0.50%	5/1/2020
Greg Scott	5	0.50%	5/1/2020
Anthony Snoddy	50	5.00%	4/1/2021

8

Company History

JEBTAL began as an LLC in 2020 to assist with COVID-19 pandemic supply needs. We quickly obtained purchase orders from local governments in New Jersey and medical organizations in Detroit, Michigan. In our first year, we reported gross sales of $225,000 on our income tax returns.

In 2021, we strengthened our infrastructure by obtaining certifications from various organizations, including the Michigan Minority Supplier Development Council, Sam.Gov (with cage code 8V6Z7), and the Defense Logistics Agency as a Fedmall supplier.

We also registered as vendors for multiple government entities, such as 171 VA Medical Centers, the states of Michigan, New Jersey, Georgia, and Ohio, as well as various counties and hospitals.

JEBTAL has a dedicated procurement team focused on securing additional vendor opportunities.

Team

Management Team

Mr. James Buford - President (Michigan)

Mr. Buford, a Systems and software Engineer from DeVry University, has over 10 years' experience in software and business development. He has a strong background in entrepreneurism and has contributed to the growth of multiple domestic and international start-up companies. Mr. Buford has worked with renowned companies such as Target Corporation, Jeep, Kelly Services, Radio One, and United States Manufacturing Corp. His expertise lies in business development, including fundraising, team development, and sales. He also excels in business planning, budgeting, and execution. Mr. Buford has established business relationships worldwide and manages teams in various countries. He aims to leverage his software and manufacturing background to develop future technologies for improved processing and logistics.

Shashank Jauhri - International Operations Management (India)

Mr. Jauhri, an Electrical Engineer from IIT- BHU Varanasi, brings more than four decades of experience in diverse roles with reputable organizations like Tata Motors, JCB UK, Carraro Italy, and Vallourec France. He is well-versed in international work culture and has expertise in starting, developing, and running organizations to achieve objectives and exceed targets. Mr. Jauhri has implemented Lean Manufacturing principles and operational excellence strategies

9

to optimize performance. He has led teams for facility establishment and expansion projects, demonstrating proficiency in planning, budgeting, and execution. He has also implemented initiatives and strategies to enhance business profitability through cost-effective and efficient organization. Mr. Jauhri has played a significant role in building organizational vision, strategy, and performance management systems to align key initiatives.

TBD - Chief Financial Officer/Accounting (Michigan)

Position to be filled in 2024.

TBD- Sales Director/Business Development (Michigan)

Position to be filled in 2024.

Financial Plan

Forecast

Key Assumptions

Our assumptions are simple: the more our inventory is present, the more we can perfect our sales model. We have plan for our sales start at a slow pace.

Revenue by Month



10

Expenses by Month



Net Profit (or Loss) by Year



Financing

Use of Funds

The main objective of raising funds is to build inventory quickly following the sales pattern. We have already raised orders and paid for the first two containers (one each of examination and food grade gloves) and expect to order the next ones now. At the end of the year we should be buying around 12 to 15 containers a month as per sales forecast.

The fund raise would also finance the sales and marketing expenses along with other operation expenses as detailed in the financial statements.

Sources of Funds

We have obtained loans (approx 300,000 USD) for funding the first two containers from shareholders and friends.

This fund raise is for 600,000 USD against equity in the company.

11

Projected Profit and Loss

	2024	2025	2026	2027	2028
Revenue	$10,839,203	$41,507,501	$78,732,000	$123,296,000	$166,344,500
Direct Costs	$5,122,420	$19,379,661	$35,400,000	$54,550,000	$73,765,000
Gross Profit	$5,716,783	$22,127,841	$43,332,000	$68,746,000	$92,579,500
Gross Margin	53%	53%	55%	56%	56%
Operating Expenses					
Salaries & Wages	$444,525	$864,060	$981,617	$1,125,153	$1,290,708
Employee Related Expenses	$73,735	$146,460	$164,541	$186,652	$212,047
Website Development	$48,000	$60,000	$100,000	$100,000	$100,000
Office Rent	$31,600	$105,000	$180,000	$300,000	$500,000
Warehouse space lease	$40,500	$106,500	$150,000	$250,000	$400,000
Company Insurance	$25,500	$87,500	$120,000	$150,000	$150,000
Digital Marketing	$70,000	$600,000	$1,200,000	$1,500,000	$2,000,000
Marketing (Digital Commercials)	$32,500	$150,000	$200,000	$500,000	$700,000
Loan Repayment	$380,000				
Legal expenses	$30,000	$120,000	$150,000	$180,000	$240,000
Accounting services	$23,150	$60,800	$100,000	$150,000	$200,000
Office expenses	$15,050	$72,500	$100,000	$150,000	$200,000
Travel expenses	$41,500	$80,000	$150,000	$200,000	$400,000
Entertainment expenses	$268,537	$1,037,688	$1,968,300	$3,082,400	$4,158,613
Sales Commisions	$429,660	$1,660,300	$3,149,280	$4,931,840	$6,653,780
Employee Bonuses	$137,238	$622,613	$1,180,980	$1,849,440	$2,495,168
Total Operating Expenses	$2,091,495	$5,773,420	$9,894,718	$14,655,485	$19,700,315
Operating Income	$3,625,288	$16,354,421	$33,437,282	$54,090,515	$72,879,185
Income Taxes	$953,451	$4,301,212	$8,794,006	$14,225,805	$19,167,226
Total Expenses	$8,167,366	$29,454,293	$54,088,724	$83,431,290	$112,632,541
Net Profit	$2,671,837	$12,053,209	$24,643,276	$39,864,710	$53,711,959
Net Profit Margin	25%	29%	31%	32%	32%

12

Projected Balance Sheet

	Starting Balances	2024	2025	2026	2027	2028
Cash	$50,000	$2,026,628	$5,674,172	$16,005,925	$34,468,192	$62,700,352
Accounts Receivable		$422,266	$709,574	$1,043,174	$1,633,660	$2,203,420
Inventory	$300,000	$2,495,739	$5,900,000	$9,091,704	$12,295,827	$12,290,847
Other Current Assets						
Total Current Assets	$350,000	$4,944,633	$12,283,745	$26,140,802	$48,397,678	$77,194,620
Long-Term Assets						
Accumulated Depreciation						
Total Long-Term Assets						
Total Assets	$350,000	$4,944,633	$12,283,745	$26,140,802	$48,397,678	$77,194,620
Accounts Payable		$230,161	$515,553	$791,241	$1,089,356	$1,149,234
Income Taxes Payable		$685,839	$1,354,405	$2,198,501	$3,556,448	$4,791,804
Sales Taxes Payable		$406,795	$765,346	$1,180,980	$1,849,440	$2,495,167
Short-Term Debt						
Prepaid Revenue						
Total Current Liabilities		$1,322,795	$2,635,304	$4,170,722	$6,495,244	$8,436,205
Long-Term Debt						
Long-Term Liabilities						
Total Liabilities		$1,322,795	$2,635,304	$4,170,722	$6,495,244	$8,436,205
Paid-In Capital		$600,000	$600,000	$600,000	$600,000	$600,000
Retained Earnings	$350,000	$350,000	($3,004,767)	($3,273,196)	$1,437,724	$14,446,455
Earnings		$2,671,837	$12,053,209	$24,643,276	$39,864,710	$53,711,959
Total Owner's Equity	$350,000	$3,621,837	$9,648,442	$21,970,080	$41,902,435	$68,758,414
Total Liabilities & Equity	$350,000	$4,944,633	$12,283,745	$26,140,802	$48,397,678	$77,194,620

13

Jebtal Imports Business Plan 2024

Projected Cash Flow Statement

	2024	2025	2026	2027	2028
Net Cash Flow from Operations					
Net Profit	$2,671,837	$12,053,209	$24,643,276	$39,864,710	$53,711,959
Depreciation & Amortization					
Change in Accounts Receivable	($422,266)	($287,308)	($333,600)	($590,486)	($569,760)
Change in Inventory	($2,195,739)	($3,404,261)	($3,191,704)	($3,204,123)	$4,980
Change in Accounts Payable	$230,161	$285,391	$275,688	$298,115	$59,879
Change in Income Tax Payable	$685,839	$668,566	$844,096	$1,357,947	$1,235,356
Change in Sales Tax Payable	$406,795	$358,551	$415,634	$668,460	$645,727
Change in Prepaid Revenue					
Net Cash Flow from Operations	$1,376,628	$9,674,148	$22,653,391	$38,394,622	$55,088,140
Investing & Financing					
Assets Purchased or Sold					
Net Cash from Investing					
Investments Received	$600,000				
Dividends & Distributions		($6,026,604.26)	($12,321,638)	($19,932,355.10)	($26,855,979.50)
Change in Short-Term Debt					
Change in Long-Term Debt					
Net Cash from Financing	$600,000	($6,026,604)	($12,321,638)	($19,932,355)	($26,855,980)
Cash at Beginning of Period	$50,000	$2,026,628	$5,674,172	$16,005,925	$34,468,192
Net Change in Cash	$1,976,628	$3,647,544	$10,331,753	$18,462,267	$28,232,160
Cash at End of Period	$2,026,628	$5,674,172	$16,005,925	$34,468,192	$62,700,352

14

Appendix

Profit and Loss Statement (With Monthly Detail)

2024	Jan '24	Feb '24	Mar '24	Apr '24	May '24	June '24	July '24	Aug '24	Sept '24	Oct '24	Nov '24	Dec '24
Total Revenue	$0	$1,260	$96,447	$135,535	$217,516	$226,512	$1,012,753	$1,167,533	$1,201,728	$1,810,692	$2,313,470	$2,655,759
Total Direct Costs	$0	$650	$42,290	$61,915	$101,165	$106,440	$481,310	$556,390	$575,140	$862,200	$1,088,800	$1,246,120
Gross Profit	$0	$610	$54,157	$73,620	$116,351	$120,072	$531,443	$611,143	$626,588	$948,492	$1,224,670	$1,409,639
Gross Margin	0%	48%	56%	54%	53%	53%	52%	52%	52%	52%	53%	53%
Operating Expenses												
Salaries and Wages	$500	$500	$500	$21,482	$45,651	$46,651	$47,651	$56,318	$56,318	$56,318	$56,318	$56,318
Employee Related Expenses				$3,666	$7,500	$7,700	$7,700	$9,434	$9,434	$9,434	$9,434	$9,434
Website Development		$1,000	$2,000	$2,500	$2,500	$2,500	$2,500	$10,000	$10,000	$10,000	$2,500	$2,500
Office Rent	$400	$400	$400	$400	$2,500	$2,500	$2,500	$2,500	$5,000	$5,000	$5,000	$5,000
Warehouse space lease	$1,500	$1,500	$1,500	$1,500	$1,500	$2,500	$2,500	$5,000	$5,000	$5,000	$6,500	$6,500
Company Insurance	$1,500	$1,500	$1,500	$1,500	$1,500	$1,500	$1,500	$3,000	$3,000	$3,000	$3,000	$3,000
Digital Marketing			$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$10,000	$10,000	$10,000	$10,000

15

Marketing (Digital Commercials)			$6,500	$6,500		$6,500		$6,500		$6,500		
Loan Repayment			$20,000	$10,001	$23,334	$36,700	$26,633	$9,999	$153,333	$75,000	$25,000	
Legal expenses			$2,500		$2,500		$5,000		$10,000		$10,000	
Accounting services	$0	$0	$0	$450	$450	$450	$450	$10,000	$450	$450	$450	$10,000
Office expenses	$350	$350	$350	$1,000	$1,000	$1,000	$1,000	$2,000	$2,000	$2,000	$2,000	$2,000
Travel expenses	$500	$500	$500	$2,500	$2,500	$2,500	$2,500	$5,000	$10,000	$5,000	$5,000	$5,000
Entertainment expenses				$3,388	$5,438	$5,663	$25,319	$29,188	$30,043	$45,267	$57,837	$66,394
Sales Commisions				$5,421	$8,701	$9,060	$40,510	$46,701	$48,069	$72,428	$92,539	$106,230
Employee Bonuses								$17,513	$18,026	$27,160	$34,702	$39,836
Total Operating Expenses	$4,750	$5,750	$40,750	$65,309	$110,074	$130,224	$170,763	$218,153	$370,673	$332,557	$320,279	$322,212
Operating Income	($4,750)	($5,140)	$13,407	$8,310	$6,277	($10,153)	$360,680	$392,989	$255,915	$615,935	$904,391	$1,087,426
Interest Incurred												
Income Taxes	$0	$0	$925	$2,186	$1,650	($2,670)	$94,859	$103,356	$67,306	$161,991	$237,855	$285,993
Total Expenses	$4,750	$6,400	$83,965	$129,410	$212,889	$233,994	$746,932	$877,899	$1,013,119	$1,356,748	$1,646,934	$1,854,325
Net Profit	($4,750)	($5,140)	$12,482	$6,124	$4,627	($7,483)	$265,821	$289,633	$188,609	$453,944	$666,536	$801,433

16

Jebtal Imports Business Plan 2024

2025	Jan '25	Feb '25	Mar '25	Apr '25	May '25	June '25	July '25	Aug '25	Sept '25	Oct '25	Nov '25	Dec '25
Total Revenue	**$2,608,506**	**$2,736,851**	**$2,874,171**	**$3,014,821**	**$3,170,314**	**$3,329,173**	**$3,497,527**	**$3,669,282**	**$3,851,083**	**$4,048,508**	**$4,244,537**	**$4,462,727**
Total Direct Costs	**$1,217,790**	**$1,277,949**	**$1,342,027**	**$1,407,885**	**$1,480,180**	**$1,554,277**	**$1,632,827**	**$1,713,202**	**$1,798,075**	**$1,890,051**	**$1,981,914**	**$2,083,486**
Gross Profit	$1,390,716	$1,458,902	$1,532,144	$1,606,936	$1,690,135	$1,774,897	$1,864,700	$1,956,080	$2,053,009	$2,158,457	$2,262,623	$2,379,241
Gross Margin	**53%**	**53%**	**53%**	**53%**	**53%**	**53%**	**53%**	**53%**	**53%**	**53%**	**53%**	**53%**
Operating Expenses												
Salaries and Wages	$72,005	$72,005	$72,005	$72,005	$72,005	$72,005	$72,005	$72,005	$72,005	$72,005	$72,005	$72,005
Employee Related Expenses	$12,205	$12,205	$12,205	$12,205	$12,205	$12,205	$12,205	$12,205	$12,205	$12,205	$12,205	$12,205
Website Development	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000
Office Rent	$7,500	$7,500	$7,500	$7,500	$7,500	$7,500	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000
Warehouse space lease	$7,500	$7,500	$7,500	$8,000	$8,000	$8,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000
Company Insurance	$5,000	$5,000	$5,000	$5,000	$5,000	$7,500	$7,500	$7,500	$10,000	$10,000	$10,000	$10,000
Digital Marketing	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000
Marketing (Digital Commercials)	$25,000		$25,000		$25,000		$25,000		$25,000		$25,000	
Loan Repayment												
Legal expenses	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000
Accounting services	$1,200	$1,200	$10,000	$1,200	$1,200	$1,200	$1,200	$20,000	$1,200	$1,200	$1,200	$20,000
Office expenses	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$7,500	$7,500	$7,500	$7,500	$7,500
Travel expenses	$5,000	$5,000	$5,000	$5,000	$7,500	$7,500	$7,500	$7,500	$7,500	$7,500	$7,500	$7,500
Entertainment expenses	$65,213	$68,421	$71,854	$75,371	$79,258	$83,229	$87,438	$91,732	$96,277	$101,213	$106,113	$111,568
Sales Commisions	$104,340	$109,474	$114,967	$120,593	$126,813	$133,167	$139,901	$146,771	$154,043	$161,940	$169,781	$178,509

Jebtal Imports Business Plan 2024

Employee Bonuses	$39,128	$41,053	$43,113	$45,222	$47,555	$49,938	$52,463	$55,039	$57,766	$60,728	$63,668	$66,941
Total Operating Expenses	**$414,091**	**$399,358**	**$444,144**	**$422,096**	**$462,035**	**$452,244**	**$495,212**	**$505,253**	**$528,497**	**$519,291**	**$559,973**	**$571,228**
Operating Income	**$976,626**	**$1,059,544**	**$1,088,000**	**$1,184,840**	**$1,228,100**	**$1,322,653**	**$1,369,488**	**$1,450,828**	**$1,524,512**	**$1,639,166**	**$1,702,650**	**$1,808,013**
Interest Incurred												
Depreciation and Amortization												
Gain or Loss from Sale of Assets												
Income Taxes	$256,852	$278,661	$286,144	$311,613	$322,990	$347,858	$360,175	$381,568	$400,946	$431,101	$447,797	$475,507
Total Expenses	**$1,888,733**	**$1,955,968**	**$2,072,315**	**$2,141,594**	**$2,265,205**	**$2,354,378**	**$2,488,214**	**$2,600,022**	**$2,727,517**	**$2,840,443**	**$2,989,684**	**$3,130,221**
Net Profit	**$719,774**	**$780,883**	**$801,856**	**$873,227**	**$905,110**	**$974,795**	**$1,009,313**	**$1,069,260**	**$1,123,566**	**$1,208,065**	**$1,254,853**	**$1,332,506**
Net Profit Margin	**28%**	**29%**	**28%**	**29%**	**29%**	**29%**	**29%**	**29%**	**29%**	**30%**	**30%**	**30%**

Jebtal Imports Business Plan 2024

	2024	2025	2026	2027	2028
Total Revenue	**$10,839,203**	**$41,507,501**	**$78,732,000**	**$123,296,000**	**$166,344,500**
Total Direct Costs	**$5,122,420**	**$19,379,661**	**$35,400,000**	**$54,550,000**	**$73,765,000**
Gross Profit	$5,716,783	$22,127,841	$43,332,000	$68,746,000	$92,579,500
Gross Margin	**53%**	**53%**	**55%**	**56%**	**56%**
Operating Expenses					
Salaries and Wages	$444,525	$864,060	$981,617	$1,125,153	$1,290,708
Employee Related Expenses	$73,735	$146,460	$164,541	$186,652	$212,047
Website Development	$48,000	$60,000	$100,000	$100,000	$100,000
Office Rent	$31,600	$105,000	$180,000	$300,000	$500,000
Warehouse space lease	$40,500	$106,500	$150,000	$250,000	$400,000
Company Insurance	$25,500	$87,500	$120,000	$150,000	$150,000
Digital Marketing	$70,000	$600,000	$1,200,000	$1,500,000	$2,000,000
Marketing (Digital Commercials)	$32,500	$150,000	$200,000	$500,000	$700,000
Loan Repayment	$380,000				
Legal expenses	$30,000	$120,000	$150,000	$180,000	$240,000
Accounting services	$23,150	$60,800	$100,000	$150,000	$200,000
Office expenses	$15,050	$72,500	$100,000	$150,000	$200,000
Travel expenses	$41,500	$80,000	$150,000	$200,000	$400,000
Entertainment expenses	$268,537	$1,037,688	$1,968,300	$3,082,400	$4,158,613
Sales Commisions	$429,660	$1,660,300	$3,149,280	$4,931,840	$6,653,780
Employee Bonuses	$137,238	$622,613	$1,180,980	$1,849,440	$2,495,168
Total Operating Expenses	**$2,091,495**	**$5,773,420**	**$9,894,718**	**$14,655,485**	**$19,700,315**
Operating Income	**$3,625,288**	**$16,354,421**	**$33,437,282**	**$54,090,515**	**$72,879,185**

19

Jebtal Imports Business Plan 2024

Interest Incurred					
Depreciation and Amortization					
Gain or Loss from Sale of Assets					
Income Taxes	$953,451	$4,301,212	$8,794,006	$14,225,805	$19,167,226
Total Expenses	**$8,167,366**	**$29,454,293**	**$54,088,724**	**$83,431,290**	**$112,632,541**
Net Profit	**$2,671,837**	**$12,053,209**	**$24,643,276**	**$39,864,710**	**$53,711,959**
Net Profit Margin	**25%**	**29%**	**31%**	**32%**	**32%**

20

Jebtal Imports Business Plan 2024

Balance Sheet (With Monthly Detail)

	Starting Balances	Jan '24	Feb '24	Mar '24	Apr '24	May '24	June '24	July '24	Aug '24	Sept '24	Oct '24	Nov '24	Dec '24
Cash	$50,000	$45,888	$41,423	$393,021	$373,363	$433,631	$12,925	$188,331	$369,560	$235,349	$28,619	$856,796	$2,026,628
Accounts Receivable		$0	$200	$15,335	$21,550	$34,585	$36,015	$161,028	$185,638	$191,075	$287,900	$367,842	$422,266
Inventory	$300,000	$300,000	$299,350	$257,060	$295,145	$587,750	$1,037,700	$1,131,530	$1,437,340	$1,951,000	$2,334,920	$2,463,910	$2,495,739
Other Current Assets													
Total Current Assets	$350,000	$345,888	$340,974	$665,416	$690,058	$1,055,966	$1,086,640	$1,480,889	$1,992,537	$2,377,424	$2,651,439	$3,688,547	$4,944,633
Long-Term Assets													
Accumulated Depreciation													
Total Long-Term Assets													
Total Assets	$350,000	$345,888	$340,974	$665,416	$690,058	$1,055,966	$1,086,640	$1,480,889	$1,992,537	$2,377,424	$2,651,439	$3,688,547	$4,944,633
Accounts Payable		$638	$788	$6,038	$21,024	$67,604	$94,839	$103,583	$152,190	$209,058	$226,939	$220,848	$230,161
Income Taxes Payable		$0	$0	$925	$2,186	$3,836	$1,166	$94,859	$198,215	$265,521	$161,991	$399,846	$685,839

Jebtal Imports Business Plan 2024

Sales Taxes Payable		$0	$76	$5,862	$8,132	$21,183	$34,774	$60,765	$130,817	$202,921	$108,641	$247,450	$406,795
Short-Term Debt													
Prepaid Revenue													
Total Current Liabilities		$638	$864	$12,825	$31,342	$92,623	$130,779	$259,207	$481,222	$677,500	$497,571	$868,144	$1,322,795
Long-Term Debt													
Long-Term Liabilities													
Total Liabilities		$638	$864	$12,825	$31,342	$92,623	$130,779	$259,207	$481,222	$677,500	$497,571	$868,144	$1,322,795
Paid-In Capital				$300,000	$300,000	$600,000	$600,000	$600,000	$600,000	$600,000	$600,000	$600,000	$600,000
Retained Earnings	$350,000	$350,000	$350,000	$350,000	$350,000	$350,000	$350,000	$350,000	$350,000	$350,000	$350,000	$350,000	$350,000
Earnings		($4,750)	($9,890)	$2,592	$8,716	$13,343	$5,861	$271,682	$561,315	$749,924	$1,203,868	$1,870,404	$2,671,837
Total Owner's Equity	$350,000	$345,250	$340,110	$652,592	$658,716	$963,343	$955,861	$1,221,682	$1,511,315	$1,699,924	$2,153,868	$2,820,404	$3,621,837
Total Liabilities & Equity	$350,000	$345,888	$340,974	$665,416	$690,058	$1,055,966	$1,086,640	$1,480,889	$1,992,537	$2,377,424	$2,651,439	$3,688,547	$4,944,633

Jebtal Imports Business Plan 2024

2025	Jan '25	Feb '25	Mar '25	Apr '25	May '25	June '25	July '25	Aug '25	Sept '25	Oct '25	Nov '25	Dec '25
Cash	$2,296,984	$2,987,623	$3,018,882	$2,472,221	$3,278,388	$4,139,798	$3,488,322	$4,435,821	$5,434,135	$4,697,445	$5,164,166	$5,674,172
Accounts Receivable	$414,753	$435,159	$456,993	$479,356	$504,080	$529,338	$556,107	$583,416	$612,322	$643,713	$674,882	$709,574
Inventory	$2,619,976	$2,749,912	$2,888,065	$3,034,456	$3,187,103	$3,346,028	$3,511,276	$3,688,126	$3,871,965	$4,065,400	$5,033,486	$5,900,000
Other Current Assets												
Total Current Assets	**$5,331,712**	**$6,172,695**	**$6,363,940**	**$5,986,034**	**$6,969,571**	**$8,015,164**	**$7,555,705**	**$8,707,362**	**$9,918,422**	**$9,406,558**	**$10,872,534**	**$12,283,745**
Long-Term Assets												
Accumulated Depreciation												
Total Long-Term Assets												
Total Assets	**$5,331,712**	**$6,172,695**	**$6,363,940**	**$5,986,034**	**$6,969,571**	**$8,015,164**	**$7,555,705**	**$8,707,362**	**$9,918,422**	**$9,406,558**	**$10,872,534**	**$12,283,745**
Accounts Payable	$250,786	$258,455	$276,017	$283,824	$301,598	$312,185	$331,361	$346,664	$363,930	$377,785	$513,864	$515,553
Income Taxes Payable	$942,691	$1,221,352	$821,657	$311,613	$634,603	$982,461	$360,175	$741,743	$1,142,689	$431,101	$878,898	$1,354,405
Sales Taxes Payable	$156,511	$320,722	$493,172	$180,889	$371,108	$570,858	$209,852	$430,009	$661,074	$242,910	$497,583	$765,346
Short-Term Debt												
Prepaid Revenue												
Total Current Liabilities	**$1,349,988**	**$1,800,529**	**$1,590,846**	**$776,326**	**$1,307,309**	**$1,865,504**	**$901,388**	**$1,518,416**	**$2,167,693**	**$1,051,796**	**$1,890,345**	**$2,635,304**
Long-Term Debt												
Long-Term Liabilities												
Total Liabilities	**$1,349,988**	**$1,800,529**	**$1,590,846**	**$776,326**	**$1,307,309**	**$1,865,504**	**$901,388**	**$1,518,416**	**$2,167,693**	**$1,051,796**	**$1,890,345**	**$2,635,304**

23

Jebtal Imports Business Plan 2024

Paid-In Capital	$600,000	$600,000	$600,000	$600,000	$600,000	$600,000	$600,000	$600,000	$600,000	$600,000	$600,000	$600,000
Retained Earnings	$2,661,950	$2,271,509	$1,870,581	$1,433,967	$981,412	$494,015	($10,642)	($545,272)	($1,107,054)	($1,711,087)	($2,338,514)	($3,004,767)
Earnings	$719,774	$1,500,657	$2,302,513	$3,175,741	$4,080,850	$5,055,645	$6,064,958	$7,134,218	$8,257,784	$9,465,849	$10,720,702	$12,053,209
Total Owner's Equity	**$3,981,724**	**$4,372,166**	**$4,773,094**	**$5,209,708**	**$5,662,262**	**$6,149,660**	**$6,654,316**	**$7,188,946**	**$7,750,729**	**$8,354,762**	**$8,982,189**	**$9,648,442**
Total Liabilities & Equity	**$5,331,712**	**$6,172,695**	**$6,363,940**	**$5,986,034**	**$6,969,571**	**$8,015,164**	**$7,555,705**	**$8,707,362**	**$9,918,422**	**$9,406,558**	**$10,872,534**	**$12,283,745**

24

CONFIDENTIAL - DO NOT DISSEMINATE. This business plan contains confidential, trade-secret information and is shared only with the understanding that you will not share its contents or ideas with third parties without the express written consent of the plan author.

Jebtal Imports Business Plan 2024

	Starting Balances	2024	2025	2026	2027	2028
Cash	$50,000	$2,026,628	$5,674,172	$16,005,925	$34,468,192	$62,700,352
Accounts Receivable		$422,266	$709,574	$1,043,174	$1,633,660	$2,203,420
Inventory	$300,000	$2,495,739	$5,900,000	$9,091,704	$12,295,827	$12,290,847
Other Current Assets						
Total Current Assets	**$350,000**	**$4,944,633**	**$12,283,745**	**$26,140,802**	**$48,397,678**	**$77,194,620**
Long-Term Assets						
Total Long-Term Assets						
Total Assets	**$350,000**	**$4,944,633**	**$12,283,745**	**$26,140,802**	**$48,397,678**	**$77,194,620**
Accounts Payable		$230,161	$515,553	$791,241	$1,089,356	$1,149,234
Income Taxes Payable		$685,839	$1,354,405	$2,198,501	$3,556,448	$4,791,804
Sales Taxes Payable		$406,795	$765,346	$1,180,980	$1,849,440	$2,495,167
Short-Term Debt						
Prepaid Revenue						
Total Current Liabilities		**$1,322,795**	**$2,635,304**	**$4,170,722**	**$6,495,244**	**$8,436,205**
Long-Term Debt						
Long-Term Liabilities						
Total Liabilities		**$1,322,795**	**$2,635,304**	**$4,170,722**	**$6,495,244**	**$8,436,205**
Paid-In Capital		$600,000	$600,000	$600,000	$600,000	$600,000
Retained Earnings	$350,000	$350,000	($3,004,767)	($3,273,196)	$1,437,724	$14,446,455
Earnings		$2,671,837	$12,053,209	$24,643,276	$39,864,710	$53,711,959
Total Owner's Equity	**$350,000**	**$3,621,837**	**$9,648,442**	**$21,970,080**	**$41,902,435**	**$68,758,414**
Total Liabilities & Equity	**$350,000**	**$4,944,633**	**$12,283,745**	**$26,140,802**	**$48,397,678**	**$77,194,620**

25

Jebtal Imports Business Plan 2024

Cash Flow Statement (With Monthly Detail)

2024	Jan '24	Feb '24	Mar '24	Apr '24	May '24	June '24	July '24	Aug '24	Sept '24	Oct '24	Nov '24	Dec '24
Net Cash Flow from Operations												
Net Profit	($4,750)	($5,140)	$12,482	$6,124	$4,627	($7,483)	$265,821	$289,633	$188,609	$453,944	$666,536	$801,433
Depreciation & Amortization												
Change in Accounts Receivable	$0	($200)	($15,134)	($6,215)	($13,035)	($1,430)	($125,012)	($24,610)	($5,437)	($96,825)	($79,942)	($54,424)
Change in Inventory	$0	$650	$42,290	($38,085)	($292,605)	($449,950)	($93,830)	($305,810)	($513,660)	($383,920)	($128,990)	($31,829)
Change in Accounts Payable	$638	$150	$5,250	$14,987	$46,580	$27,236	$8,743	$48,607	$56,868	$17,881	($6,091)	$9,314
Change in Income Tax Payable	$0	$0	$925	$1,261	$1,650	($2,670)	$93,693	$103,356	$67,306	($103,530)	$237,855	$285,993
Change in Sales Tax Payable	$0	$76	$5,786	$2,270	$13,051	$13,591	$25,991	$70,052	$72,104	($94,280)	$138,809	$159,345
Change in Prepaid Revenue												
Net Cash Flow from Operations	($4,113)	($4,464)	$51,598	($19,658)	($239,732)	($420,707)	$175,406	$181,229	($134,210)	($206,731)	$828,177	$1,169,833
Investing & Financing												
Assets Purchased or Sold												
Net Cash from Investing												

26

Jebtal Imports Business Plan 2024

Investments Received			$300,000		$300,000							
Dividends & Distributions												
Change in Short-Term Debt												
Change in Long-Term Debt												
Net Cash from Financing			$300,000		$300,000							
Cash at Beginning of Period	$50,000	$45,888	$41,423	$393,021	$373,363	$433,631	$12,925	$188,331	$369,560	$235,349	$28,619	$856,796
Net Change in Cash	($4,113)	($4,464)	$351,598	($19,658)	$60,268	($420,707)	$175,406	$181,229	($134,210)	($206,731)	$828,177	$1,169,833
Cash at End of Period	$45,888	$41,423	$393,021	$373,363	$433,631	$12,925	$188,331	$369,560	$235,349	$28,619	$856,796	$2,026,628

Jebtal Imports Business Plan 2024

2025	Jan '25	Feb '25	Mar '25	Apr '25	May '25	June '25	July '25	Aug '25	Sept '25	Oct '25	Nov '25	Dec '25
Net Cash Flow from Operations												
Net Profit	$719,774	$780,883	$801,856	$873,227	$905,110	$974,795	$1,009,313	$1,069,260	$1,123,566	$1,208,065	$1,254,853	$1,332,506
Depreciation & Amortization												
Change in Accounts Receivable	$7,513	($20,407)	($21,834)	($22,363)	($24,724)	($25,258)	($26,768)	($27,309)	($28,906)	($31,390)	($31,169)	($34,692)
Change in Inventory	($124,237)	($129,936)	($138,153)	($146,392)	($152,647)	($158,925)	($165,248)	($176,850)	($183,840)	($193,435)	($968,086)	($866,514)
Change in Accounts Payable	$20,625	$7,669	$17,562	$7,807	$17,773	$10,588	$19,176	$15,303	$17,266	$13,855	$136,079	$1,688
Change in Income Tax Payable	$256,852	$278,661	($399,695)	($510,044)	$322,990	$347,858	($622,286)	$381,568	$400,946	($711,588)	$447,797	$475,507
Change in Sales Tax Payable	($250,284)	$164,211	$172,450	($312,283)	$190,219	$199,750	($361,006)	$220,157	$231,065	($418,164)	$254,673	$267,763
Change in Prepaid Revenue												
Net Cash Flow from Operations	$630,243	$1,081,081	$432,187	($110,047)	$1,258,722	$1,348,807	($146,819)	$1,482,129	$1,560,097	($132,657)	$1,094,148	$1,176,258
Investing & Financing												
Assets Purchased or Sold												
Net Cash from Investing												
Investments Received												
Dividends & Distributions	($359,886.98)	($390,441.46)	($400,928.23)	($436,613.62)	($452,554.81)	($487,397.41)	($504,656.50)	($534,629.80)	($561,782.98)	($604,032.70)	($627,426.72)	($666,253.05)
Change in Short-Term Debt												

Jebtal Imports Business Plan 2024

Change in Long-Term Debt											
Net Cash from Financing	($359,887)	($390,441)	($400,928)	($436,614)	($452,555)	($487,397)	($504,656)	($534,630)	($561,783)	($604,033)	($627,427)	($666,253)
Cash at Beginning of Period	$2,026,628	$2,296,984	$2,987,623	$3,018,882	$2,472,221	$3,278,388	$4,139,798	$3,488,322	$4,435,821	$5,434,135	$4,697,445	$5,164,166
Net Change in Cash	$270,356	$690,640	$31,259	($546,661)	$806,167	$861,409	($651,476)	$947,499	$998,314	($736,690)	$466,721	$510,005
Cash at End of Period	$2,296,984	$2,987,623	$3,018,882	$2,472,221	$3,278,388	$4,139,798	$3,488,322	$4,435,821	$5,434,135	$4,697,445	$5,164,166	$5,674,172

Jebtal Imports Business Plan 2024

	2024	2025	2026	2027	2028
Net Cash Flow from Operations					
Net Profit	$2,671,837	$12,053,209	$24,643,276	$39,864,710	$53,711,959
Depreciation & Amortization					
Change in Accounts Receivable	($422,266)	($287,308)	($333,600)	($590,486)	($569,760)
Change in Inventory	($2,195,739)	($3,404,261)	($3,191,704)	($3,204,123)	$4,980
Change in Accounts Payable	$230,161	$285,391	$275,688	$298,115	$59,879
Change in Income Tax Payable	$685,839	$668,566	$844,096	$1,357,947	$1,235,356
Change in Sales Tax Payable	$406,795	$358,551	$415,634	$668,460	$645,727
Change in Prepaid Revenue					
Net Cash Flow from Operations	$1,376,628	$9,674,148	$22,653,391	$38,394,622	$55,088,140
Investing & Financing					
Assets Purchased or Sold					
Net Cash from Investing					
Investments Received	$600,000				
Dividends & Distributions		($6,026,604.26)	($12,321,638)	($19,932,355.10)	($26,855,979.50)
Change in Short-Term Debt					
Change in Long-Term Debt					
Net Cash from Financing	$600,000	($6,026,604)	($12,321,638)	($19,932,355)	($26,855,980)
Cash at Beginning of Period	$50,000	$2,026,628	$5,674,172	$16,005,925	$34,468,192
Net Change in Cash	$1,976,628	$3,647,544	$10,331,753	$18,462,267	$28,232,160
Cash at End of Period	$2,026,628	$5,674,172	$16,005,925	$34,468,192	$62,700,352

Exhibit H   Bad Actor Checks

North Capital Private Securities: Bad Actor Check



Name of covered person: Jebtal Imports LLC

Date: May 6, 2024

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that Jebtal Imports LLC is likely: **QUALIFIED**	✓
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✓
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	✓
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	✓
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✓

North Capital Private Securities: Bad Actor Check



SEC Cease-and-Desist Orders

Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act.

Details: No information indicating a SEC cease-and-desist order was found.

✔

Self-Regulatory Organization Orders

Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade.

Details: No information indicating a self-regulatory organization order was found.

✔

SEC Stop Orders

Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption.

Details: No information indicating a SEC stop order was found.

✔

USPO Orders

United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Details: No information indicating a USPO order was found.

✔

Other Information

Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering.

Details: No derogatory other information was found.

✔

Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.

North Capital Private Securities: Bad Actor Check



Name of covered person: James Buford

Date: May 3, 2024

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that **James Buford** is likely: **NOT DISQUALIFIED**	**!**
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✓
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	✓
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	✓
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✓

North Capital Private Securities: Bad Actor Check



SEC Cease-and-Desist Orders Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details:** No information indicating a SEC cease-and-desist order was found.	✓
Self-Regulatory Organization Orders Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details:** No information indicating a self-regulatory organization order was found.	✓
SEC Stop Orders Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details:** No information indicating a SEC stop order was found.	✓
USPO Orders United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details:** No information indicating a USPO order was found.	✓
Other Information Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** Other derogatory other information was found. See Exhibit A for more information.	!

Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.

Exhibit A

1.) A bankruptcy search on James Buford uncovered the following:

Bankruptcy Information	
Case Number	1545087
Filing Date	03/31/2015
Filing Type	Chapter 7
Filing Jurisdiction	Michigan
Filing Status	Voluntary
Court	MICHIGAN EASTERN - DETROIT
Court Location	DETROIT
Meeting Date	05/06/2015

2.) A judgment and lien search on James Buford uncovered the following:

- A civil new filing recorded on 12/8/2014 in Michigan. Filing number: 14C08298LT. The creditor was listed as Singh Management Brownstones. No release information was available.
- A civil judgment filed on 1/22/2007 for $7,203 in Michigan. The creditor was listed as William Beaumont Hospital. No release information was available.
- A civil judgment filed on 9/27/2006 for $13,278 in MIchigan. The creditor was listed as Botsford General Hospital. No release information was available.
- A forcible entry detainer filed on 8/25/2004 in Ohio. This was listed as a landlord and tenant dispute record. Filing number: 2004CVG031938.
- A civil new filing recorded on 8/10/2004 in Ohio. Filing number: 2004CVG031938. The creditor was listed as Schottenstein Real Estate Group. No release information was available.
- A civil new filing recorded on 7/14/2004 in Ohio. Filing number: 2004CVG027443. The creditor was listed as Schottenstein Real Estate Group. No release information was available.
- A civil judgment filed on 2/3/2004 for $1,130 in Michigan. The creditor was listed as Asset Acceptance LLC. No release information was available.
- A civil new filing recorded on 4/28/2003 in Ohio. The creditor was listed as T and R Properties. No release information was available.
- A small claims judgment filed on 1/23/2002 for $485 in Ohio. The creditor was listed as National Check Cashers. No release information was available.

3.) A real property search on James Buford uncovered the following:

1. Foreclosure

Details	
Defendant(s)/Buyer(s)	BUFORD, JAMES E
Plaintiff(s)/Seller(s)	NATIONSTAR MORTGAGE LLC
Site Address	CAPEHART SAGINAW, MI 48601-4561
Recording Date	12/04/2007
Document Year	2007
Document Number	36759
Document Book	002470
Document Pages	001261
Lender Company Name	ROSS MTG
Title Company	KASPARNET LLC

North Capital Private Securities: Bad Actor Check



Name of covered person: Rochelle Buford

Date: May 3, 2024

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that **Rochelle Buford** is likely: **NOT DISQUALIFIED**	!
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✔
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	✔
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	✔
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✔

North Capital Private Securities: Bad Actor Check



SEC Cease-and-Desist Orders Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details:** No information indicating a SEC cease-and-desist order was found.	✔
Self-Regulatory Organization Orders Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details:** No information indicating a self-regulatory organization order was found.	✔
SEC Stop Orders Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details:** No information indicating a SEC stop order was found.	✔
USPO Orders United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details:** No information indicating a USPO order was found.	✔
Other Information Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** Other derogatory other information was found. See Exhibit A for more information.	❗

Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.

Exhibit A

1.) A bankruptcy search on Rochelle Buford uncovered the following:

Bankruptcy Information	
Case Number	1545087
Filing Date	03/31/2015
Filing Type	Chapter 7
Filing Jurisdiction	Michigan
Filing Status	Voluntary
Court	MICHIGAN EASTERN - DETROIT
Court Location	DETROIT
Meeting Date	05/06/2015

2.) A judgment and lien search on Rochelle Buford uncovered the following:

- A civil judgment filed on 8/10/2020 for $18,968 in Michigan. The creditor was listed as Tidewater Finance Company. No release information was available.
- A civil new filing recorded on 1/20/2015 in Michigan. Filing number: 15C00251LT. The creditor was listed as Singh Management Brownstones. No release information was available.
- A civil new filing recorded on 12/8/2014 in Michigan. Filing number: 14C08298LT. The creditor was listed as Singh Management Brownstones. No release information was available.
- A civil new filing recorded on 11/6/2014 in Michigan. Filing number: 14C07617LT. The creditor was listed as Singh Management Brownstones. No release information was available.
- A civil new filing recorded on 10/16/2014 in Michigan. Filing number: 14C06998LT. The creditor was listed as Singh Management Brownstones. No release information was available.
- A civil judgment filed on 9/24/2007 for $336 in Michigan. The creditor was listed as Atlantis Campus Communities IV. The judgment was released on 2/12/2009.